IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.: 1:16-cv-03162-RM-STV

JOAN OBESLO,
STEVE MIGOTTI,
VALERIE MIGOTTI,
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
CYNTHIA BERNAL,
TINA GORRELL-DEYERLE,
on behalf of GREAT-WEST FUNDS, INC.,

     Plaintiffs,

v.

GREAT-WEST LIFE AND ANNUITY INSURANCE COMPANY, and
GREAT-WEST CAPITAL MANAGEMENT, LLC,

     Defendants.

DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' COMPLAINT PURSUANT TO FED. R. CIV. P. 12(B)(6)

TABLE OF CONTENTS

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TABLE OF AUTHORITIES

Page(s)

Pursuant to Federal Rule of Civil Procedure 12(b)(6), Defendants Great-West Life and Annuity Insurance Company ("GWL&A") and Great-West Capital Management, LLC ("GWCM") move to dismiss Plaintiffs' Complaint in its entirety. In support of their motion, Defendants state as follows:

CERTIFICATION OF CONFERRAL PURSUANT TO LOCAL RULE 7.1

Pursuant to Local Rule 7.1, the undersigned certifies that they have conferred with opposing counsel in a good faith effort to resolve the issues raised herein. Specifically, counsel sent Plaintiffs a letter with detailed notice of the deficiencies in the Complaint. *See* Ex. A, Letter to Michael Wolff from Sean Murphy, Feb. 22, 2017. The parties had also met and conferred about substantially similar deficiencies in Plaintiffs' complaints in the related action, *Obeslo v. Great-West Capital Management, LLC*, 1:16-CV-00230-CMA-MJW (D. Colo.), which Defendant GWCM has moved to consolidate with this Action. The issues could not be resolved despite good faith efforts, as Plaintiffs have chosen to stand on the Complaint.

INTRODUCTION

This is the second action this same group of Plaintiffs, represented by the same counsel, has brought derivatively on behalf of the same group of mutual funds, alleging Defendants have charged "excessive" fees in violation of Section 36(b) of the Investment Company Act of 1940 ("ICA"). That statute provides a limited remedy for a plaintiff who can meet the difficult burden of showing that the fund's adviser charged a fee that "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones v. Harris Assocs. L.P.*, 559 U.S. 335, 351 (2010) (adopting standard in *Gartenberg v. Merrill Lynch Asset Mgmt.*, 694 F.2d 923, 928-29 (2d Cir. 1982)). After challenging the investment advisory fees paid to GWCM in the related case, *Obeslo v. Great-West Capital Management, LLC*, 1:16-CV-00230-CMA-MJW (D. Colo.) ("*Obeslo* I"), Plaintiffs bring this Action against Defendants GWL&A and GWCM to recoup allegedly excessive administrative fees paid to GWL&A for administrative and recordkeeping services performed for more than 60 different mutual funds in the Great-West, Funds, Inc. complex (the "Great-West Funds" or the "Funds") (GWCM has moved to consolidate these cases, which motion remains pending). Plaintiffs' Complaint in this case is deficient and subject to dismissal. The Complaint should be dismissed for two reasons.

First, Plaintiffs lack standing. While Plaintiffs purport to bring this Action derivatively on behalf of all of the more than 60 Great-West Funds, Plaintiffs do not allege that they own all of those Funds and do not own many of those Funds. Section 36(b)'s express terms require Plaintiffs to be "security holders" of each Fund on whose behalf they bring a claim, and the "case and controversy" requirement of Article III of the United States Constitution requires Plaintiffs to have a personal stake in the litigation. Here, Plaintiffs are not security holders of Great-West Funds they do not own. Plaintiffs do not pay any fees in connection with those non-owned Funds. And Plaintiffs would not benefit from any recovery by those Funds in this Action. Courts have routinely dismissed Section 36(b) claims under Rule 12(b)(6) for lack of statutory and constitutional standing in these exact circumstances. Similarly, even for the limited number of Funds that Plaintiffs do own, Plaintiffs fail to allege that they own share classes that actually pay the administrative fee alleged to be excessive. Not every share class of each Great-West Fund pays an administrative fee, and Plaintiffs therefore lack standing to sue on behalf of any Fund of which they own a share class that does not pay that fee.

Second, Plaintiffs have not pled sufficient facts to state a claim under Section 36(b). The Complaint purports to allege a claim on behalf of "approximately 63 Funds[,]" but never alleges which Funds Plaintiffs actually own and never even makes reference to any individual Great-West Fund anywhere in the Complaint. Plaintiffs instead resort to "group pleading," making sweeping allegations that apply generally to the Great-West Funds, Inc. complex but are not specific to the Funds that Plaintiffs actually own. This is insufficient to state a claim for relief.

FACTUAL BACKGROUND

A.   The Parties and the Funds

Plaintiffs purport to bring this Action on behalf of "approximately 63" different Great-West Funds. Compl. ¶¶ 1, 12-19. Each of the Great-West Funds is a "series" within a broader investment company known as Great-West Funds, Inc., a registered investment company under the ICA. Compl. ¶ 3. Each of the Great-West Funds is overseen by a board of directors, all but one of whom are independent of GWCM (the "Board"). Compl. ¶ 5.

GWCM, a registered investment adviser under the ICA, acts as investment adviser to the Great-West Funds pursuant to an Investment Advisory Agreement dated May 1, 2015. Compl. ¶ 11. GWCM is a wholly owned subsidiary of GWL&A, Compl. ¶ 9, which performs administrative and recordkeeping services for the Great-West Funds pursuant to an Administrative Services Agreement dated May 1, 2015. Compl. ¶ 26. Under the Administrative Services Agreement, GWL&A contracts to perform the following services for the Great-West Funds:

1.   Plan Records: GWL&A shall maintain a record of the number of Fund shares held by each account holder.

2.   Participant Records: GWL&A will perform sub-accounting to record participant interests in a retirement plan.

3.   Shareholder Services: GWL&A shall investigate inquiries from authorized plan representatives and other account holders.

4.   Recordation of the Issuance of Shares: GWL&A shall record the ownership interest of account holders for shares and maintain a record of the total number of shares that are issued to account holders.

5.   Maintenance of Records: GWL&A will notify Great-West Funds if discrepancies arise between records GWL&A maintains for account holders and the information Great-West Funds provides to GWL&A.

Ex. B, Administrative Services Agreement, May 1, 2015, at 3.[1] For its services, GWL&A collects a fee from each of the Great-West Funds of .35% of each Fund's assets under management contained in G, G1, Initial, L, T, and T1 share classes. *Id.* at 9; Compl. ¶ 26. Prior to May 1, 2015, GWL&A contracted with GWCM for the performance of administrative and recordkeeping services, and GWL&A received from GWCM the same fee of .35% of each Fund's assets under management. Compl. ¶ 23.

B.   Mutual Funds and the Investment Company Act of 1940

"A mutual fund is a pool of assets, consisting primarily of [a] portfolio [of] securities, and belonging to the individual investors holding shares in the fund." *Jones*, 559 U.S. at 338 (alterations in original) (quoting *Burks v. Lasker*, 441 U.S. 471, 480 (1979)). The management and operations of a mutual fund are typically externalized and contractually delegated to its investment adviser. Since the enactment of the ICA, courts have recognized the legal separation of a mutual fund and its adviser and have acknowledged this distinction as a principal purpose of

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[1] On Rule 12(b)(6) motions, courts may consider "documents incorporated into the complaint by reference[.]" *See Tellabs, Inc. v Makor Issues & Rights, Ltd.*, 551 U.S. 308, 322 (2007).

the ICA, which protects fund investors by maintaining a fund's independence from its adviser. *See* 15 U.S.C. §§ 80a-10(a)-(b), 80a-15(a)-(e); *Burks*, 441 U.S. at 480-85. The ICA creates a regulatory structure designed to safeguard the interests of fund shareholders. The statute entrusts "noninterested" directors or trustees sitting on a mutual fund's board (the "independent directors") with the primary responsibility of protecting fund shareholders from any conflicts of interest with the fund's adviser. A majority of independent directors, who represent the "cornerstone" of the ICA's efforts to check conflicts of interest, *Jones*, 559 U.S. at 339, must approve annually the compensation paid to the adviser. 15 U.S.C. § 80a-15(c); *accord Jones*, 559 U.S. at 340. To fulfill that obligation, the directors must "request and evaluate" all information from the adviser reasonably necessary to evaluate the terms of the advisory contract with the funds. *See* 15 U.S.C. § 80a-15(c).

The ICA's reliance on independent directors to manage potential conflicts of interest between a fund and its adviser is a central tenet of Section 36(b), which provides that an adviser owes a "fiduciary duty with respect to the receipt of compensation" from a mutual fund to the adviser or any affiliate of the adviser. 15 U.S.C. § 80a-35(b). The United States Supreme Court has made clear that to prove a breach of this duty, the plaintiff must meet the high burden of showing that the fee charged is "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones*, 559 U.S. at 345-46. In making that inquiry, a court must consider—and give appropriate deference to—the role of the independent directors in approving that fee: "[A]pproval by the board of directors of such investment company of such compensation or payments . . . shall be given such consideration by the court as is deemed appropriate under all the circumstances." 15 U.S.C. 80a-35(b)(2). The statute does not oblige the directors to

negotiate the "'best deal' possible." *Krinsk v. Fund Asset Mgmt., Inc.*, 875 F.2d 404, 409 (2d

Cir. 1989). Nor does it authorize the court to sit as a "super-trustee" or to second-guess informed

board decisions. *See Jones*, 559 U.S. at 352. "[T]he court is not authorized 'to substitute its

business judgment for that of a mutual fund's board of directors in the area of management

fees[.]'" *Gartenberg*, 694 F.2d at 928 (quoting S. Rep. No. 91-184 (1970); H.R. Rep. No. 91-

1382 (1970)).

ARGUMENT

I.   PLAINTIFFS LACK STANDING

"Standing is a threshold inquiry and is particularly important in securities litigation,

where strict application of standing principles is needed to avoid vexatious litigation and abusive

discovery." *Forsythe v. Sun Life Fin., Inc.*, 417 F. Supp. 2d 100, 118-19 (D. Mass. 2006) (citing

Warth v. Seldin, 422 U.S. 490, 498 (1975); *In re Bank of Bos. Corp. Sec. Litig.*, 762 F. Supp.

1525, 1531 (D. Mass. 1991)). In their Complaint, Plaintiffs purport to bring suit on behalf of all

of the more than 60 different Great-West Funds. Yet Plaintiffs do not purport to own shares of

each of those Funds and in fact do not own shares of many of them.[2] Plaintiffs do not even

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[2] All but two of the Plaintiffs in this Action are the same plaintiffs in *Obeslo* I, which alleges that
GWCM charges excessive advisory fees to each of the Great-West Funds. Plaintiffs in *Obeslo* I
alleged that they own *only 17* of the Funds within Great-West Funds, Inc. First Am. Compl. at
4-7, *Obeslo* I, ECF No. 26. GWCM moved to dismiss the complaint in that case for lack of
standing and failure to state a claim. Def.'s Mot. to Dismiss First Am. Compl., *Obeslo* I, ECF
No. 35. On February 22, 2017, Magistrate Judge Watanabe issued a report and recommendation
to grant Plaintiffs leave to amend their complaint and add the two additional plaintiffs that are
included in the Complaint in the present Action. *See* Report & Recommendation on Def.'s Mot.
to Dismiss First Am. Compl. and Pls.' Mot. for Leave to File Sec. Am. Compl., *Obeslo* I, ECF
No. 176. The Magistrate also recommended denying GWCM's motion to dismiss on the basis
that it is directed at a superceded pleading. *Id*. at 8. Plaintiffs' proposed amended complaint in

allege in the Complaint which of the Funds they own, merely stating that each of the named

Plaintiffs are "a shareholder of Great-West Funds[.]" *See* Compl. ¶¶ 12-19. The law is clear that

Plaintiffs do not have standing to pursue claims on behalf of the Funds they do not own. And

even for the limited number of Funds they do own, Plaintiffs have not alleged that they own

share classes that actually pay the administrative fee at issue here. Plaintiffs thus cannot meet

their burden to establish standing.

A.   Plaintiffs Lack Standing to Bring Claims on Behalf of the Many Funds in Which They Do Not Own Shares

Under Section 36(b), private plaintiffs may sue only on behalf of the funds whose shares

they own: "[a]n action may be brought under this subsection by the Commission, or by a

security holder of such registered investment company [(i.e., mutual fund)] on behalf of such

company." 15 U.S.C. § 80a-35(b) (emphasis added). Aside from this statutory standing

requirement, Article III, Section 2 of the United States Constitution requires a party to have

standing. *Raines v. Byrd*, 521 U.S. 811, 818 (1997). "Article III standing 'imposes three fairly

strict requirements.'" *People to End Homelessness, Inc. v. Develco Singles Apartments Assocs.*,

339 F.3d 1, 8 (1st Cir. 2003) (quoting *Munoz-Mendoza v. Pierce*, 711 F.2d 421, 424 (1st Cir.

1983)). These requirements include (1) a personal injury suffered by the plaintiff "that is [(2)]

fairly traceable to the defendant's allegedly unlawful conduct and [(3)] likely to be redressed by

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Obeslo I shows that Plaintiffs collectively own a fraction of the more than 60 Funds in the Great-West Funds family. *See* Ex. 2 to Pls.' Mot. for Leave to File Sec. Am. Compl., *Obeslo* I, ECF No. 120. GWCM intends to file a motion to dismiss the proposed amended complaint in *Obeslo* I once it is filed, including on the same standing grounds set forth here. GWCM's motion to consolidate *Obeslo* I with this Action remains pending. Def.'s Mot. to Consolidate, *Obeslo* I, ECF No. 131.

the requested relief." *Allen v. Wright*, 468 U.S. 737, 751 (1984). The burden is on Plaintiffs to meet these requirements. *FW/PBS, Inc. v. City of Dallas*, 493 U.S. 215, 231 (1990).

Courts have consistently held that both the "security holder" language in Section 36(b) and Article III require that a plaintiff currently own shares in those funds on whose behalf the claim is brought. *Santomenno ex rel. John Hancock Trust v. John Hancock Life Ins. Co. (U.S.A.)*, 677 F.3d 178, 185 (3d Cir. 2012) (affirming dismissal of Section 36(b) claim where plaintiff sold shares in the fund); *Kasilag v. Hartford Inv. Fin. Servs., LLC*, Nos. 11-1083 (RMB/KMW), 14-1611 (RMB/KMW), 2016 WL 1394347, at *9 (D.N.J. Apr. 7, 2016) ("Ownership is a requirement for Section 36(b) actions." (citation omitted)); *Siemers v. Wells Fargo & Co.*, No. 05-cv-04518 WHA, 2006 WL 2355411, at *20-21 (N.D. Cal. Aug. 14, 2006) (plaintiff lacked standing under Section 36(b) because he failed to allege that he owned shares of at-issue funds); *Forsythe*, 417 F. Supp. 2d at 119-20 (dismissing Section 36(b) claims on behalf of funds in which plaintiffs did not hold shares); *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04 Civ. 4885(SWK), 2005 WL 2677753, at *9 (S.D.N.Y. Oct. 19, 2005) ("The named Plaintiffs do not have standing to sue on behalf of forty-eight AllianceBernstein mutual funds in which they do not own shares."), *partial reconsideration of*, 2006 WL 74439 (S.D.N.Y. 2006); *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38, 41 (D. Mass. 2003) (same).

Here, Plaintiffs have no financial stake in litigation concerning administrative fees charged to the Great-West Funds they do not own. Plaintiffs are not "security holders" in those Funds, they do not pay fees associated with those Funds, and they would not benefit from any

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recovery with respect to those Funds. Thus, Plaintiffs lack standing to pursue claims on behalf of those non-owned Funds.[3]

That each Great-West Fund is a "series" in Great-West Funds, Inc., which itself is an investment company registered under the ICA, Compl. ¶ 3, does not alter the standing analysis. For example, in *In re Mutual Funds Investment Litigation*, 519 F. Supp. 2d 580 (D. Md. 2007), the plaintiff brought Section 36(b) claims on behalf of a group of mutual funds, each of which was a "series" within a single broader investment company. *Id.* at 588. The court noted the SEC's position that "each series is to be treated as a separate investment company"[4] and cited cases holding that the broader corporate structure of a series trust does not confer standing on plaintiffs to pursue claims on behalf of non-owned funds. *Id.* at 588-89. The court held:

> Plaintiffs cannot overcome the fact that the text of Section 36(b) (expressly requiring that a plaintiff be a "security holder of" the entity on whose behalf he

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[3] Plaintiffs also cannot use ownership of asset allocation funds, or "fund-of-funds," to challenge the fees paid by the underlying funds within those funds. *See Curran v. Principal Mgmt. Corp., LLC*, No. 4:09-cv-00433 RP-CFB, 2011 WL 223872, at *4 (S.D. Iowa Jan. 24, 2011) (holding plaintiffs lack standing to pursue Section 36(b) claims challenging fees charged to underlying funds within a fund-of-funds).

[4] *In re Mut. Funds Inv. Litig.*, 519 F. Supp. 2d at 588 & n.11 (citing *Adoption of Rule 18f-2*, 1972 SEC LEXIS 1497, 1972 WL 125428, at *1 (Aug. 8, 1972) ("[T]he individual series of [a registered investment company] are, for all practical purposes, separate investment companies. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities."); *Salomon Bros. Inc.*, SEC No-Action Letter, 1995 WL 329631, at *2 (May 26, 1995) ("[O]n a number of occasions, [SEC staff] has treated individual portfolios of a single registered investment company as separate investment companies under other provisions of the 1940 Act that expressly apply to a 'registered investment company.'"); *Mutual Series Fund, Inc.*, SEC No-Action Letter, 1995 WL 693304, at *2 (Nov. 7, 1995) (the SEC has "recognized that a series is the functional equivalent of a separate investment company and have concluded that an individual series should be deemed a separate investment company in applying the various limitations and restrictions imposed by the 1940 Act and the rules under the 1940 Act"); *Principal Investors Fund Inc.*, SEC No-Action Letter, 2005 WL 1160193, at *3 (May 13, 2005) ("[E]ach series of a series investment company is a separate investment company for the purposes" of Section 12 of the ICA)).

seeks to bring suit), SEC pronouncements, and well-reasoned case law provide overwhelming support for treating an individual mutual fund as a "registered investment company." Accordingly, derivative plaintiffs may not assert claims under Section 36(b) on behalf of mutual funds in which they never held shares.

Id. at 590.

Numerous courts have similarly held that a plaintiff lacks standing to sue on behalf of "series" funds within a broader single investment company unless they own shares in each of the specific funds. *Curran v. Principal Mgmt. Corp., LLC*, No. 4:09-cv-00433 RP-CFB, 2011 WL 223872, at *2 n.3 (S.D. Iowa Jan. 24, 2011) (each "series" fund treated as a registered investment company, even though one trust was registered with the SEC); *Siemers v. Wells Fargo & Co.*, No. C 05-04518 WHA, 2006 WL 3041090, at *7 (N.D. Cal. Oct. 24, 2006) ("Plaintiff cannot sue on behalf of funds he does not own." (footnote omitted)); *Forsythe*, 417 F. Supp. 2d at 118 (each fund should be treated as a "separate and distinct entity" under Section 36(b); "a plaintiff may not use the corporate structure of the broader investment company to confer standing" (citations omitted)); *Stegall v. Ladner*, 394 F. Supp. 2d 358, 363 (D. Mass. 2005) (holding plaintiff's interest in fund "does not permit him to bootstrap claims arising out of investment decisions made in relation to other funds in which he was not a participant"); *Williams v. Bank One Corp.*, No. 03 C 8561, 2003 WL 22964376, at *1 (N.D. Ill. Dec. 15, 2003) (no standing to bring a derivative claim on behalf of unincorporated funds within incorporated business trust).[5]

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[5] In *Batra v. Investors Research Corp.*, No. 89-0528-CV-W-6, 1992 WL 278688 (W.D. Mo. Oct. 4, 1991), plaintiffs were permitted to pursue claims on behalf of "series" funds in which they did not own shares. *Id.* at *1. The case, decided 25 years ago, is no longer good law in light of more recent decisions that have declined to follow *Batra* and relied on subsequent SEC guidance to hold that plaintiffs only have standing on behalf of the series they actually own. *See Siemers*, 2006 WL 3041090, at *7 n.2 ("After considering the weight of recent authority and relevant SEC rulings, . . . this [court] respectfully disagrees with the *Batra* decision."); *In re Mut. Funds Inv. Litig.*, 519 F. Supp. 2d at 589 n.12 (declining to follow *Batra* and noting it failed to consider that

Finally, granting Plaintiffs standing to bring suit on behalf of non-owned funds would be inconsistent with the narrow remedy provided under Section 36(b). *See Stegall*, 394 F. Supp. 2d at 377 (Section 36(b) "was intended to provide a very specific, narrow federal remedy . . . ." (citation omitted)). Such an expansive grant of standing would permit a shareholder with assets invested in a single mutual fund within a complex registered as an investment company to challenge the fees charged to numerous other funds that may have decidedly different investment objectives, assets under management, and other characteristics, even though the investor did not pay fees for those funds and could not recover any excessive compensation from them. This absurd result could not have been the intent of Section 36(b), as it would subject investment advisers to enormous additional liability simply by virtue of deciding to register funds as series trusts rather than as multiple investment companies.

Accordingly, Plaintiffs lack standing to challenge the administrative fees paid by the Great-West Funds Plaintiffs do not actually own.

B.   Even for Funds that Plaintiffs Do Own, Plaintiffs Lack Standing to Bring Claims on Behalf of Funds as to Which Plaintiffs Do Not Pay an Administrative Fee

While Plaintiffs do appear to own shares of a limited number of the Great-West Funds, *see supra* n.2, Plaintiffs still do not necessarily have standing to bring a claim on behalf of all of

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plaintiff did not satisfy "security holder" requirement). *Batra* is also distinguishable in that it involved a fee that was assessed at the investment company level as an aggregate of the investment company's assets, rather than at the individual series level as the fees are here. *Batra*, 1992 WL 278688, at *3 & n.6; Ex. B, Administrative Services Agreement, May 1, 2015, at 9. Numerous courts have distinguished *Batra* on this ground. *See In re Scudder Mut. Funds Fee Litig.*, No. 04 Civ.1921(DAB), 2007 WL 2325862, at *10 (S.D.N.Y. Aug. 14, 2007); *Siemers*, 2006 WL 3041090, at *7 n.2; *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, 2005 WL 2677753, at *10.

those Funds. This is because Plaintiffs have not alleged that, with regard to any Funds they

actually own, they own shares classes of those Funds that actually pay the administrative fee that

is the subject of the Complaint. This omission is significant: investors can purchase any of a

number of share classes of each Fund, *including an institutional share class that does not pay an

administrative fee*. *See* Ex. C, Excerpt of Great-West Funds, Inc. Statement of Additional

Information, April 29, 2016, at 94 (identifying share classes offered by the Great-West Funds,

including institutional share class); Ex. D, Great-West S&P 500® Index Fund Prospectus, April

29, 2016 (showing that institutional class pays "0.00%" in administrative services fees); Ex. B,

Administrative Services Agreement, May 1, 2015, at 9 (showing that GWL&A is paid an

administrative services fee on G, G1, Initial, L, T, and T1 class shares); *see also Griggs v.

Jornayvaz*, No. 09-cv-00629-PAB-KMT, 2010 WL 4932674, at *3 (D. Colo. Nov. 29, 2010) (on

a motion to dismiss, courts can consider public disclosure documents required by law to be, and

that have been, filed with the SEC); *Noble Asset Mgmt. v. Allos Therapeutics, Inc.*, No. CIVA-

04CV-1030-RPM, 2005 WL 4161977, at *2 (D. Colo. Oct. 20, 2005) (taking judicial notice of

the defendant company's Form 10-K Annual Report that was filed with the SEC while

considering defendant's motion to dismiss). [6]

Plaintiffs therefore fail to allege they would benefit from any recovery and thus cannot

establish statutory or Article III standing. The courts have made clear that a plaintiff lacks

standing to bring a Section 36(b) claim where the plaintiff does not own a share class that

actually pays the fee being challenged. *See Turner ex rel. Davis N.Y. Venture Fund v. Davis*

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[6] Upon information and belief, Defendants understand that multiple Plaintiffs own the institutional share class of the Funds on whose behalf they purport to sue and therefore do not pay an administrative fee in connection with those Funds.

Selected Advisers, LP, 626 F. App'x 713, 718 (9th Cir. 2015) (dismissing Section 36(b) claim where plaintiff did not own share class that paid distribution fee, and thus "regardless of whether the distribution fee is excessive, Turner has not suffered an injury from it, and he therefore lacks standing to challenge it" (citations omitted)); *Kasilag v. Hartford Inv. Fin. Servs., LLC*, No. 11-1083 (RMB/KMW), 2012 WL 6568409, at *9 (D.N.J. Dec. 17, 2012) (dismissing Section 36(b) claim challenging fees charged to share classes plaintiffs did not own where "the record is factually barren with respect to standing").

Accordingly, Plaintiffs lack standing to challenge the administrative fees paid by the Great-West Funds for which they own share classes that do not pay such fees.

II.   THE COMPLAINT DOES NOT ADEQUATELY ALLEGE THAT EACH OF THE FUNDS PAID EXCESSIVE FEES

Separate and apart from their lack of standing, Plaintiffs fail to adequately state a claim. To avoid dismissal under Rule 12(b)(6), "a complaint must contain sufficient factual matter, accepted as true, to state a claim for relief that is plausible on its face." *Toone v. Wells Fargo Bank, N.A.*, 716 F.3d 516, 520-21 (10th Cir. 2013) (quoting *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009)); *Kansas Penn Gaming, LLC v. Collins*, 656 F.3d 1210, 1212-13 (10th Cir. 2011) (dismissing lawsuit for failure to state a claim for relief under the standard in *Twombly* and *Iqbal*). A complaint must contain sufficient factual matter, accepted as true, to "state a claim to relief that is plausible on its face." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 570 (2007). "[C]onclusory statements" are "not entitled to the assumption of truth." *Iqbal*, 556 U.S. at 678-79.

The Complaint does not allege sufficient factual matter to state a claim under Section 36(b). Plaintiffs fail to allege which of the more than 60 Great-West Funds they actually own.

Plaintiffs fail to allege that they own share classes that actually pay an administrative fee. And indeed, Plaintiffs *do not even state the name of a single one of the Great-West Funds* in the Complaint. If Defendants prevail in their standing argument, and if this case is not consolidated with *Obeslo* I, it would be impossible to tell from the Complaint which of the Great-West Funds are appropriately at issue in this case.

Plaintiffs have thus taken an inappropriate "group pleading" approach, making sweeping and generalized allegations that the administrative fees charged to an entire complex of more than 60 Great-West Funds are excessive. The failure to make specific and individualized allegations regarding the Funds Plaintiffs own is fatal to their claim and renders the Complaint defective. *See Robbins v. Oklahoma*, 519 F.3d 1242, 1249 (10th Cir. 2008) ("[T]he complaint must meet the minimal standard of notice pleading as articulated by the Court in *Twombly*. . . . Without allegations sufficient to make clear the 'grounds' on which the plaintiff is entitled to relief, it would be impossible for the Court to perform its function of determining, at an early stage in the litigation, whether the asserted claim is clearly established." (citation omitted)); *Seni v. Peterschmidt*, No. 12-cv-00320-REB-CBS, 2013 WL 1191265, at *3 (D. Colo. Mar. 22, 2013) (dismissing derivative action due to plaintiffs' reliance on group pleading). As Plaintiffs have not stated with particularity a claim that *any* individual Great-West Fund owned by Plaintiffs charges excessive administrative fees, or that Plaintiffs actually pay administrative fees on those Funds, dismissal of the Complaint is appropriate.

III.   DISMISSAL OF PLAINTIFFS' CLAIMS ON NON-OWNED FUNDS WITH PREJUDICE IS APPROPRIATE

Defendants provided Plaintiffs with notice that their Complaint is deficient on the grounds that they do not have standing with respect to the Great-West Funds they do not own.

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Plaintiffs also previously received notice of this same deficiency in *Obeslo* I. Def.'s Mot. to Dismiss First Am. Compl., *Obeslo* I, ECF No. 35. As Plaintiffs have not cured, and are unable to cure, this deficiency, dismissal of Plaintiffs' claims as to the Great-West Funds they do not own should be with prejudice. *See Allen Oil & Gas, LLC v. Klish*, 113 F. App'x 869, 871-72 (10th Cir. 2004); *Carrillo v. Suthers*, No. 12-cv-02034-RM-MEH, 2014 WL 11297187, at *18 (D. Colo. Dec. 29, 2014), *adopting report and recommendation as modified*, 2015 WL 396475 (D. Colo. July 20, 2015).

CONCLUSION

For the reasons stated above, Defendants respectfully request that the Court dismiss the Complaint in its entirety.

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Dated: February 27, 2017   Respectfully submitted,

                                             /s Sean M. Murphy
                                             Sean M. Murphy
                                             Milbank, Tweed, Hadley & McCloy, LLP
                                             28 Liberty Street
                                             New York, NY 10005
                                             Telephone: 212.530.5688
                                             Facsimile: 212.822.5688
                                             smurphy@milbank.com

                                             Robert J. Liubicic
                                             Milbank, Tweed, Hadley & McCloy, LLP
                                             2029 Century Park East, 33rd Floor
                                             Los Angeles, CA 90067
                                             Telephone: 424.386.4525
                                             Facsimile: 213.629.5063
                                             rliubicic@milbank.com

                                             Edward C. Stewart (#23834)
                                             Wheeler Trigg O'Donnell, LLP
                                             370 Seventeenth Street, Suite 4500
                                             Denver, CO 80202-5647
                                             Telephone: 303.244.1800
                                             Facsimile: 303.244.1879
                                             stewart@wtotrial.com

                                             Robert Michael Little
                                             Great-West Life & Annuity Insurance Company
                                             8515 East Orchard Road, 2T3
                                             Greenwood Village, CO 80111
                                             Telephone: 303.737.5089
                                             Facsimile: 303.737.1699
                                             bob.little@greatwest.com

                                             Attorneys for Defendants, Great-West Life and
                                             Annuity Insurance Company and Great-West
                                             Capital Management, LLC

CERTIFICATE OF SERVICE (CM/ECF)

I hereby certify that on February 27, 2017, I caused the foregoing to be electronically

filed with the Clerk of Court using the CM/ECF system, which will send notification to all

counsel of record.

- **Stephen M. Hoeplinger**
  shoeplinger@uselaws.com
- **Robert J. Liubicic**
  rliubicic@milbank.com
- **Sean Miles Murphy**
  smurphy@milbank.com
- **Jerome Joseph Schlichter**
  jschlichter@uselaws.com
- **Michael Armin Wolff**
  mwolff@uselaws.com

/s Sean M. Murphy
Sean M. Murphy
Milbank, Tweed, Hadley & McCloy, LLP
28 Liberty Street
New York, NY 10005
Telephone: 212.530.5688
Facsimile: 212.822.5688
smurphy@milbank.com

*Attorney for Defendants, Great-West Life and
Annuity Insurance Company and Great-West
Capital Management, LLC*

EXHIBIT A

MILBANK, TWEED, HADLEY & McCLOY LLP

28 LIBERTY STREET
NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

Sean M. Murphy
Partner
DIRECT DIAL NUMBER
212-530-5688
E-MAIL: SMurphy@milbank.com

February 22, 2017

LOS ANGELES 213-892-4000 FAX: 213-629-5063		**BEIJING** 8610-5969-2700 FAX: 8610-5969-2707
WASHINGTON, D.C. 202-835-7500 FAX: 202-835-7586		**HONG KONG** 852-2971-4888 FAX: 852-2840-0792
LONDON 44-20-7615-3000 FAX: 44-20-7615-3100		**SEOUL** 822-6137-2600 FAX: 822-6137-2626
FRANKFURT 49-69-71914-3400 FAX: 49-69-71914-3500		**SINGAPORE** 65-6428-2400 FAX: 65-6428-2500
MUNICH 49-89-25559-3600 FAX: 49-89-25559-3700		**TOKYO** 813-5410-2801 FAX: 813-5410-2891
		SÃO PAULO 55-11-3927-7700 FAX: 55-11-3927-7777

VIA E-MAIL

Michael A. Wolff
Schlichter Bogard & Denton LLP
100 South Fourth Street
St. Louis, MO 63102

Re: *Obeslo v. Great-West Life & Annuity Ins. Co.*, No. 16-3162-RM-STV (D. Colo.)

Dear Michael:

Defendants Great-West Life & Annuity Insurance Company and Great-West Capital Management, LLC intend to move to dismiss Plaintiffs' Complaint in the above-referenced matter pursuant to Fed. R. Civ. P. 12(b)(6) for lack of standing and failure to state a claim upon which relief may be granted. The grounds for the motion are as follows:

First, Plaintiffs purport to bring suit on behalf of each of the funds in the Great-West Funds, Inc. complex as Plaintiffs have in the advisory fee case, even though Plaintiffs own only a subset of those funds. For the reasons set forth in Argument I (pages 8-13) of GWCM's motion to dismiss the First Amended Complaint in *Obeslo v. Great-West Capital Mgmt., LLC*, 16-00230-CMA-MJW (D. Colo.) (ECF No. 35), Plaintiffs do not have standing to pursue claims on behalf of mutual funds they do not own.

Second, Plaintiffs' Complaint does not adequately plead facts sufficient to state a claim under the standards set out in *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009) and *Bell Atlantic Corp. v. Twombly*, 550 U.S. 544, 570 (2007). Plaintiffs do not allege which of the Great-West Funds they own. Instead, Plaintiffs have taken a group pleading approach, making generalized allegations as to the whole complex rather than allegations pertaining to the particular funds that

Michael A. Wolff
February 22, 2017
Page 2

Plaintiffs actually own. Plaintiffs thus have not made specific allegations necessary to state a claim for relief.

    If Plaintiffs choose to stand on their current pleading, Defendants intend to seek dismissal with prejudice as to Plaintiffs' claims with respect to funds they do not own. Please let me know if you plan to seek leave to amend the Complaint in light of the above.

                                        Very truly yours,

                                        Sean M. Murphy

cc: Ed Stewart, Esq.
        Robert Little, Esq.

EXHIBIT B

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is made and entered into this 1st day of May, 2015 by and between Great-West Life & Annuity Insurance Company ("**GWL&A**"), a Colorado corporation, and Great-West Funds, Inc., ("**Great-West Funds**"), a Maryland corporation, both having their principal office and place of business at 8515 East Orchard Road, Greenwood Village, Colorado, 80111.

WHEREAS, Great-West Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "**1940 Act**"), having separate series of the Great-West Funds (the "**Fund(s)**"); and

WHEREAS, Great-West Capital Management, LLC, the investment adviser and manager to Great-West Funds, previously entered into an administrative services agreement with GWL&A pursuant to which GWL&A provided the Services (as defined below) to Account Holders (as defined below); and

WHEREAS, Great-West Funds may sell Fund shares to insurance company separate accounts for certain variable annuity contracts and variable life insurance policies, individual retirement account custodians or trustees, to plan sponsors of qualified retirement plans, college savings programs, and other account holders ("**Account Holders**") will invest their assets in the Funds; and

WHEREAS, GWL&A shall provide recordkeeping and other administrative services to such Account Holders, which require, among other things, administrative and recordkeeping services, client services and communications (the "**Services**"); and

WHEREAS, Great-West Funds desires to engage GWL&A directly to provide the Services with respect to Account Holders which have allocated assets to the Funds; and

WHEREAS, GWL&A desires to provide the Services specified herein with respect to Account Holders which have allocated assets to the Funds; and

NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties agree as follows:

Article 1. Terms of Appointment

Section 1.1.   Subject to the terms and conditions set forth in this Agreement, and any Exhibits attached hereto, GWL&A agrees to perform the Services contemplated by this Agreement solely with respect to Account Holders which may from time to time purchase or sell shares of the Funds.

Section 1.2.   The parties hereto agree that the Services are shareholder administrative/recordkeeping services but are not investment advisory services.

Section 1.3.   GWL&A agrees that it shall maintain and preserve all records required by this Agreement to be maintained and preserved in connection with providing the Services, and shall otherwise comply with all laws, rules and regulations applicable to the Services. Upon written request of Great-West Funds, GWL&A agrees to provide copies of: all historical records relating to Account Holder transactions, any data relating to written communication regarding the Funds to or from the Account Holders, and any other materials, as may reasonably be requested to enable Great-West Funds and its representatives and agents to monitor and review the Services, or to comply with any request of the Board of Directors (the "**Board**") of Great-West Funds or of a governmental body, self-regulatory organization or a shareholder. GWL&A agrees that it shall permit Great-West Funds and its representatives and agents, upon reasonable prior notice and during regular business hours, to have reasonable access to GWL&A's personnel and records to monitor the performance of the Services.

GWLA – GWF Admin Service Agreement (clean)   1 of 9

Section 1.4.   The provisions of this Agreement shall in no way limit the authority of Great-West Funds to take such action as it may deem appropriate or advisable in connection with all matters relating to the operations of Great-West Funds and/or the sale of shares of the Funds.

Section 1.5.   The parties hereto agree that: the Services provided by GWL&A are not in the capacity of a sub-transfer agent for Great-West Funds as that term is defined pursuant to Rule 17A et. seq. of the Securities Exchange Act of 1934 (the "**1934 Act**"); Great-West Funds will not list GWL&A as a sub-transfer agent on any required filings made by its transfer agent or in any Fund prospectus; and GWL&A shall not be responsible for filing any reports with respect to information that pertains to the Funds.

Section 1.6.   In no event shall GWL&A be required or authorized to countersign any securities, monitor the issuance of securities with a view to preventing unauthorized issuance, register the transfer of any securities, exchange or convert any securities or transfer record ownership of such securities by book entry or otherwise, except as stated herein.

Article 2. Fees and Expenses

Section 2.1.   For performance of the Services by GWL&A, or its affiliates, on behalf of the Account Holders, Great-West Funds agrees to pay GWL&A an annual asset based fee for the Services provided herein, as set forth in the fee schedule attached hereto as Exhibit A. Such fee will not be payable from any distribution fees incurred pursuant to Rule 12b-1 under the 1940 Act by Great-West Funds.

Section 2.3.   The administrative service fee described above shall remain payable and due so long as there remain any assets invested in the Funds, regardless of any termination of the Agreement, in any manner by the Account Holders as contemplated by the Agreement.

Section 2.5.   Such fees shall be due and payable automatically within 30 (thirty) days after the last day of the month to which such payment relates. In the event such fee is not paid by such time, interest, in addition to the amount due, at the rate of six (6)% annually (or ½ of one (1) percent per month outstanding pro rated for any applicable period if less than one year) shall be payable and owed until payment is made.

Section 2.6.   GWL&A will calculate the asset balance for each day on which the fees are to be paid pursuant to this Agreement with respect to each applicable Fund. Great-West Funds shall have the right to reasonably audit the preparation of such calculation.

Article 3. Representations and Warranties of GWL&A

Section 3.1.   GWL&A represents and warrants to Great-West Funds that:

(a)   GWL&A is a company duly organized and existing and in good standing under the laws of the state of Colorado.

(a)   GWL&A is authorized to enter into and perform this Agreement, and the performance of its obligations hereunder will not violate or conflict with any governing documents or agreements of GWL&A or any applicable law, rule, or regulation.

(b)   GWL&A has and will continue to have access to the necessary facilities, equipment, and personnel to perform the Services in accordance with the best industry practices.

(c)   GWL&A shall promptly notify Great-West Funds in the event that it is, for any reason, unable to perform any of its obligations under this Agreement.

Article 4. Representations and Warranties of the Great-West Funds

Section 4.1.   Great-West Funds represents and warrants to GWL&A that:

(a)   Great-West Funds is a corporation duly organized and existing and in good standing under the laws of the State of Maryland.

(b)   Great-West Funds, on its own behalf and that of the Funds, is duly authorized by all necessary action, approval or authorization to enter into this Agreement and the performance of its obligations hereunder will not violate or conflict with any governing documents or agreements of the Great-West Funds or any applicable law, rule, or regulation.

(c)   Great-West Funds shall promptly notify GWL&A in the event that it is, for any reason, unable to perform any of their obligations under this Agreement.

Article 5. Recordkeeping/Administrative Duties of GWL&A

Section 5.1 Shareholder Information.

(a)   Plan Records. GWL&A shall maintain a record of the number of Fund shares held by each Account Holder.

(b)   Participant Records. GWL&A will perform the required sub-accounting necessary to record plan participant interests in a retirement plan (a "**Plan**"), which shall include the name, address, and taxpayer identification number of each such Plan participant and any other records required by a Plan.

Section 5.2 Shareholder Services.

(a)   GWL&A shall investigate all inquiries from authorized Plan representatives or other Account Holders relating to shares held by a Plan, participant, or other Account Holders.

Section 5.3 Record Keeping.

(a)   Recordation of the Issuance of Shares. GWL&A shall record the ownership interest of Account Holders with respect to shares of the Funds and maintain a record of the total number of shares which are so issued to the Account Holders, based upon data provided to GWL&A by Great-West Funds or its designee.

(b)   Maintenance of Records. GWL&A will notify Great-West Funds, or its agent, if discrepancies arise between the records GWL&A maintains for the Account Holders and the information GWL&A is provided by Great-West Funds or its designee. Great-West Funds, or its designee, and GWL&A will cooperate to resolve any such discrepancies. In all cases, Great-West Funds', or its designee's records will be determinative of the official records of the Funds.

Section 5.4 Designation of Affiliates.

Notwithstanding anything stated herein to the contrary, GWL&A may designate one or more of its affiliates for any performance required under this Article 5.

Article 6. Indemnification

Section 6.1.   GWL&A agrees to indemnify and hold harmless Great-West Funds and its affiliates and their directors, officers, employees, agents and each person, if any, who controls Great-West Funds within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**") against any losses, claims, damages or liabilities to which any such indemnitee may become subject insofar as those losses, claims, damages or liabilities (or

GWLA – GWF Admin Service Agreement (clean)   3 of 9

actions in respect thereof) arise out of any actions or failure or omission to act by GWL&A or its affiliates (the "**Indemnitors**") under this Agreement, or occur in connection with or are based upon the provision of the Services by the Indemnitors. GWL&A will reimburse the indemnitees for any legal or other expenses incurred by them in connection with investigating or defending such claim or action; provided, however, that GWL&A will not be liable for indemnification hereunder to the extent that any such loss, claim, damage or liability results from the gross negligence or willful misconduct of Great-West Funds, or its directors, officers, employees, agents, or successors or assigns, as permitted hereunder.

Section 6.2.   Promptly after receipt by an indemnitee under this Article 6 of notice of the commencement of a claim or action that may be covered hereunder ("**Claim**"), the indemnitee shall notify the Indemnitor of the commencement thereof; provided, however, that the failure to provide such prompt notice to the Indemnitor shall not relieve the Indemnitor of any liability it may have to an indemnitee unless such failure has prejudiced the defense of such claim. As a condition to indemnification hereunder, the indemnitee shall provide the Indemnitor with complete details, documents and pleadings concerning any Claim. The Indemnitor will be entitled to participate in any Claim and may assume the defense thereof with counsel reasonably satisfactory to the indemnitee. However, if the indemnitee reasonably determines that defenses may be available to it which are not available to the Indemnitor, and which may be inconsistent with the interests of the Indemnitor, then the indemnitee shall have the right to assume its own defense, with counsel reasonably satisfactory to the Indemnitor. Should this situation arise, the indemnitee will promptly notify the Indemnitor in writing of its decision and the reasons therefore. The Indemnitor shall remain responsible for the cost of reasonable legal or other expenses incurred as they pertain to the additional or inconsistent defenses of indemnitee. After notice from the Indemnitor to the indemnitee of the Indemnitor's election to assume the defense of any Claim, the Indemnitor will not be liable to any indemnitee under this Article 6 for any legal or other expenses subsequently incurred by the indemnitee in connection with the defense of such Claim, except as stated herein. No party shall unilaterally agree to a compromise or settlement of any such claim without the written consent of the other party. Such consent shall not be unreasonably withheld.

Article 7. Insurance

Section 7.1.   No provision of this Agreement shall be construed to relieve an insurer of any obligation to pay claims to Great-West Funds, GWL&A, or any other insured party which would otherwise be covered by a claim in the absence of any provision of this Agreement.

Article 8. Assignment

Section 8.1.   Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written consent of the other party.

Section 8.2.   This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and permitted assigns.

Article 9. Term and Termination of Agreement

Section 9.1.   This Agreement shall become effective on the date first set forth above and shall remain in full force and effect until one year after the date written above. Thereafter, if not terminated, this Agreement shall continue automatically for successive terms of one year, subject to annual renewal as provided in this Section 9.1 and unless terminated as set forth in Section 9.2 hereof. The Agreement shall be approved annually with respect to a Fund (1) by a vote of a majority of the Board, including a majority of the Board who are not "interested persons" of Great-West Funds or (2) by a vote of a "majority of the outstanding voting securities" of the Fund.

Section 9.2.   This Agreement may be terminated at any time with respect to a Fund or Great-West Funds as a whole by any party upon 60 days written notice to the other, without payment of any penalty. With respect to a Fund, termination may be authorized by action of the Board or by a vote of a majority of the outstanding voting securities of the Fund.

GWLA – GWF Admin Service Agreement (clean)   4 of 9

Section 9.3. The Articles on Indemnification and Confidentiality shall continue in full force and effect after termination of this Agreement.

Article 10. Confidentiality

Section 10.1. The parties agree to keep confidential, and to treat as proprietary, all information obtained regarding the other party, its products, clients, employees operations, and any other information obtained during this relationship ("**Confidential Information**"). Each party agrees not to use any such Confidential Information except as may be required herein. The parties hereto specifically understand that they must maintain this Confidential Information in such a manner that no third party can access it or that it will not be disclosed to a third party without prior consent of the respective party.

Section 10.2. Confidential Information does not include the information which (i) was publicly known and/or was in the possession of the party receiving Confidential Information (the "**Receiving Party**") from other sources prior to its receipt from the party disclosing Confidential Information (the "**Disclosing Party**"), or (ii) is or becomes publicly available other than as a result of a disclosure by the Receiving Party or its representatives, or (iii) is or becomes available to the Receiving Party on a non-confidential basis from a source (other than the Disclosing Party) which, to the best of the Receiving Party's knowledge, and after due inquiry, is not prohibited from disclosing such information to the Receiving Party by a legal, contractual or fiduciary obligation to the Disclosing Party.

Section 10.3. The parties hereto acknowledge that any nonpublic personal information (as defined by applicable law or regulation promulgated under Title V of the Gramm-Leach-Bliley Act of 1999 (the "**Act**")) of Account Holders, including customers (both as defined by the Act or other applicable law or regulation including, but not limited to, Regulation S-P, 17 CFR §§ 248.1-248.30), will be disclosed or utilized solely to carry out the terms of the Agreement, including pursuant to an exception contained in any applicable law or regulation promulgated under the Act in the ordinary course of business to carry out the terms of the Agreement. Further, Great-West Funds agrees to maintain and enforce procedures for the safeguarding and protection of such nonpublic personal information using the same standard of care as is used with its own confidential and proprietary information, but in no event less than a commercially reasonable standard of care.

Article 11. Entire Agreement

Section 11.1. This Agreement and any Exhibits attached hereto set forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersede all differing terms of prior agreements, arrangements and understandings, written or oral, among the parties.

Article 12. Amendments; Waivers

Section 12.1. Subject to the rest of this section 12.1, this Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived only by a written instrument executed by all of the parties hereto, or in the case of a waiver, by the party waiving compliance. This Agreement may not be amended to increase the amount to be paid to GWL&A by a Fund for the Services without the vote of a "majority of the outstanding voting securities" of that Fund. All material amendments to this Agreement must in any event be approved by a vote of a majority of the Board, including a majority of the Board who are not "interested persons" of Great-West Funds.

Section 12.2. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

Article 13. Notices

Section 13.1.   All notices required or permitted under this Agreement shall be in writing and shall be sent by personal delivery or registered or certified mail, postage prepaid, or by facsimile if confirmed in writing within three business days as follows:

(a)   **If to the Great-West Funds:**

Great-West Funds, Inc.
8515 East Orchard Road, 10T2
Greenwood Village, Colorado 80111
ATTENTION: Charles P. Nelson, President
cc: Beverly A. Byrne, SVP, Legal & Chief Compliance Officer

(b)   **If to GWL&A:**

Great-West Life & Annuity Insurance Company
8515 East Orchard Road, 10T2
Greenwood Village, Colorado 80111
ATTENTION: Charles P. Nelson, Executive Vice President
cc: Beverly A. Byrne, SVP, Legal & Chief Compliance Officer

Section 13.2.   Such addresses may be changed from time to time by any party by providing written notice in the manner set forth above. All notices shall be effective upon delivery as set forth in Section 13.1 above.

Article 14. Governing Law

Section 14.1.   This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Colorado, without giving effect to conflicts of law principles thereof which might refer such interpretations to the laws of a different state or jurisdiction.

Article 15. Legal Relationship of Parties

Section 15.1.   Great-West Funds is a subsidiary of GWL&A, which is an indirect, wholly owned subsidiary of Great-West Lifeco Inc., a holding company.

Article 16. Captions; Definitions

Section 16.1.   The paragraph headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 16.2. As used in this Agreement, the terms "majority of the outstanding voting securities" and "interested person" shall have the same meanings as such terms have in the 1940 Act.

Article 17. Severability

Section 17.1.   If any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions and portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

Article 18. Counterparts

Section 18.1.   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

Article 19. Force Majeure

Section 19.1.   None of the parties hereto shall be liable to the other for any and all losses, damages, costs, charges, counsel fees, payments, expenses or liability due to any failure, delay or interruption in performing its obligations hereunder due to causes or conditions beyond its reasonable control including, without limitation, labor disputes, strikes (whether legal or illegal), lock outs (whether legal or illegal), civil commotion, riots, war and war-like operations including acts of terrorism, invasion, rebellion, hostilities, military power, sabotage, governmental regulations or controls, failure of power, fire or other casualty, accidents, national or local emergencies, boycotts, picketing, slow-downs, work stoppages, inability to obtain materials or services, natural disasters, acts of God, or disruptions in orderly trading on any relevant exchange or market.

Article 20. Over/Under Payments

Section 20.1. If an adjustment is necessary to correct an error which has caused Account Holders to receive less than the amount to which they are entitled, the number of shares of the applicable account of such Account Holder will be adjusted and the amount of any underpayments shall be credited by Great-West Funds to GWL&A for crediting of such amounts to the applicable Account Holder accounts. Upon notification by Great-West Funds of any overpayment due to an error, GWL&A shall promptly remit to Great-West Funds an overpayment that has not been paid to Account Holders; however, Great-West Funds acknowledges that GWL&A does not intend to seek, and is under no obligation to remit to Great-West Funds, overpayments forwarded to any Account Holder. In no event shall GWL&A be liable to Account Holders for any such adjustments or underpayment amounts unless GWL&A is at fault for such error. In no event shall such over or under payments be offset against the fees payable as set forth in Article 2 of this Agreement.

(the remainder of this page intentionally left blank; signature page to follow)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the previously specified date.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By: _____

Name: David McLeod

Title: Senior Vice President, Products

GREAT-WEST FUNDS, INC.

By: _____

Name: Mary C. Maiers

Title: Chief Financial Officer & Treasurer

EXHIBIT A
FEES

<u>Recordkeeping and Administrative Services Fees:</u> Great-West Funds shall pay GWL&A a fee equal to 0.35% of the average daily net asset value of G, G1, Initial, L, T, and T1 class shares of each of the Funds listed below, excluding the Great-West SecureFoundation Balanced ETF, for which GWL&A provides services.

All fees shall be paid monthly in arrears. Each monthly fee shall be determined based on the average daily net asset value of the assets in the account during each month and each monthly fee will be independent of every other monthly fee.

CORE FUNDS	PROFILE FUNDS (CONTINUED)
Great-West American Century Growth Fund	Great-West Moderate Profile II Fund
Great-West Ariel Mid Cap Value Fund	Great-West Moderately Aggressive Profile I Fund
Great-West Bond Index Fund	Great-West Moderately Aggressive Profile II Fund
Great-West Federated Bond Fund	Great-West Moderately Conservative Profile I Fund
Great-West Goldman Sachs Mid Cap Value Fund	Great-West Moderately Conservative Profile II Fund
Great-West International Index Fund	LIFETIME ASSET ALLOCATION FUNDS
Great-West Invesco Small Cap Value Fund	Great-West Lifetime 2015 Fund I
Great-West Loomis Sayles Bond Fund	Great-West Lifetime 2015 Fund II
Great-West Loomis Sayles Small Cap Value Fund	Great-West Lifetime 2015 Fund III
Great-West MFS International Growth Fund	Great-West Lifetime 2025 Fund I
Great-West MFS International Value Fund	Great-West Lifetime 2025 Fund II
Great West Money Market Fund	Great-West Lifetime 2025 Fund III
Great-West Multi-Manager Large Cap Growth Fund	Great-West Lifetime 2035 Fund I
Great-West Putnam Equity Income Fund	Great-West Lifetime 2035 Fund II
Great-West Putnam High Yield Bond Fund	Great-West Lifetime 2035 Fund III
Great-West Real Estate Index Fund	Great-West Lifetime 2045 Fund I
Great-West S&P 500 Index Fund	Great-West Lifetime 2045 Fund II
Great-West S&P Mid Cap 400 Index Fund	Great-West Lifetime 2045 Fund III
Great-West S&P Small Cap 600 Index Fund	Great-West Lifetime 2055 Fund I
Great-West Short Duration Bond Fund	Great-West Lifetime 2055 Fund II
Great-West Small Cap Growth Fund	Great-West Lifetime 2055 Fund III
Great-West Stock Index Fund	SECUREFOUNDATION FUNDS
Great-West T. Rowe Price Equity Income Fund	Great-West SecureFoundation Balanced Fund
Great-West T. Rowe Price Mid Cap Growth Fund	Great-West SecureFoundation Lifetime 2015 Fund
Great-West Templeton Global Bond Fund	Great-West SecureFoundation Lifetime 2020 Fund
Great-West U.S. Government Mortgage Securities Fund	Great-West SecureFoundation Lifetime 2025 Fund
PROFILE FUNDS	Great-West SecureFoundation Lifetime 2030 Fund
Great-West Aggressive Profile I Fund	Great-West SecureFoundation Lifetime 2035 Fund
Great-West Aggressive Profile II Fund	Great-West SecureFoundation Lifetime 2040 Fund
Great-West Conservative Profile I Fund	Great-West SecureFoundation Lifetime 2045 Fund
Great-West Conservative Profile II Fund	Great-West SecureFoundation Lifetime 2050 Fund
Great-West Moderate Profile I Fund	Great-West SecureFoundation Lifetime 2055 Fund

EXHIBIT C



GREAT-WEST FUNDS, INC.

Great-West Money Market Fund Institutional Class Ticker: MXGXX Initial Class Ticker: MXMXX	**Great-West Moderate Profile II Fund** Institutional Class Ticker: MXITX Initial Class Ticker: MXMPX Class L Ticker: MXGPX
Great-West Short Duration Bond Fund Institutional Class Ticker: MXXJX Initial Class Ticker: MXSDX Class L Ticker: MXTDX	**Great-West Moderately Aggressive Profile II Fund** Institutional Class Ticker: MXHRX Initial Class Ticker: MXBPX Class L Ticker: MXFPX
Great-West U.S. Government Mortgage Securities Fund Institutional Class Ticker: MXDQX Initial Class Ticker: MXGMX Class L	**Great-West Aggressive Profile II Fund** Institutional Class Ticker: MXGTX Initial Class Ticker: MXAPX Class L Ticker: MXEPX
Great-West Federated Bond Fund Institutional Class Ticker: MXIUX Initial Class Ticker: MXFDX Class L	**Great-West Lifetime Conservative 2015 Fund** (*formerly* Great-West Lifetime 2015 Fund I) Institutional Class Ticker: MXMAX Class T Ticker: MXLTX Class T1 Ticker: MXLUX Class L
Great-West Bond Index Fund Institutional Class Ticker: MXCOX Initial Class Ticker: MXBIX Class L Ticker: MXBJX	**Great-West Lifetime 2015 Fund** (*formerly* Great-West Lifetime 2015 Fund III) Institutional Class Ticker: MXNYX Class T Ticker: MXLYX Class T1 Ticker: MXLZX Class L Ticker: MXABX
Great-West Loomis Sayles Bond Fund Institutional Class Ticker: MXUGX	**Great-West Lifetime Conservative 2020 Fund** Institutional Class Ticker: MXAFXClass T Ticker:

Initial Class Ticker: MXLMX Class L	MXACXClass T1 Ticker: MXAEX Class L
Great-West Putnam High Yield Bond Fund Institutional Class Ticker: MXFRX Initial Class Ticker: MXHYXClass L	Great-West Lifetime 2020 Fund Institutional Class Ticker: MXAKX Class T Ticker: MXAGX Class T1 Ticker: MXAHX Class L Ticker: MXAJX

Great-West Templeton Global Bond Fund Institutional Class Ticker: MXZMX Initial Class Ticker: MXGBX Class L	Great-West Lifetime Conservative 2025 Fund (*formerly* Great-West Lifetime 2025 Fund I) Institutional Class Ticker: MXOZX Class T Ticker: MXALX Class T1 Ticker: MXBLX Class L
Great-West Loomis Sayles Small Cap Value Fund Institutional Class Ticker: MXTFX Initial Class Ticker: MXLSX Class L	Great-West Lifetime 2025 Fund (*formerly* Great-West Lifetime 2025 Fund III) Institutional Class Ticker: MXQBX Class T Ticker: MXELX Class T1 Ticker: MXFLX Class L Ticker: MXANX
Great-West Invesco Small Cap Value Fund Institutional Class Ticker: MXMYX Initial Class Ticker: MXSVX Class L	Great-West Lifetime Conservative 2030 Fund Institutional Class Ticker: MXARXClass T Ticker: MXAOXClass T1 Ticker: MXAQX Class L
Great-West S&P Small Cap 600® Index Fund Institutional Class Ticker: MXERX Initial Class Ticker: MXISX Class L: MXNSX	Great-West Lifetime 2030 Fund Institutional Class Ticker: MXAYX Class T Ticker: MXATX Class T1 Ticker: MXAUX Class L Ticker: MXAWX
Great-West Multi-Manager Small Cap Growth Fund Institutional Class Ticker: MXMSX Initial Class Ticker: MXMTX Class L	Great-West Lifetime Conservative 2035 Fund (*formerly* Great-West Lifetime 2035 Fund I)Institutional Class Ticker: MXRCX Class T Ticker: MXGLX Class T1 Ticker: MXHLX Class L
Great-West Goldman Sachs Mid Cap Value Fund Institutional Class Ticker: MXKJX Initial Class Ticker: MXMVX Class L	Great-West Lifetime 2035 Fund (*formerly* Great-West Lifetime 2035 Fund III) Institutional Class Ticker: MXTBX Class T Ticker: MXKLX Class T1 Ticker: MXLLX Class L Ticker: MXAZX
Great-West Ariel Mid Cap Value Fund Institutional Class Ticker: MXOAX Initial Class Ticker: MXMCX Class L Ticker: MXAMX	Great-West Lifetime Conservative 2040 Fund Institutional Class Ticker: MXBCXClass T Ticker: MXBAXClass T1 Ticker: MXBBX Class L
Great-West S&P Mid Cap 400® Index Fund Institutional Class Ticker: MXNZX Initial Class Ticker: MXMDX Class L	Great-West Lifetime 2040 Fund Institutional Class Ticker: MXBGX Class T Ticker: MXBDX Class T1 Ticker: MXBEX

	Class L Ticker: MXBFX

Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class Ticker: MXYKX Initial Class Ticker: MXMGX Class L Ticker: MXTMX	Great-West Lifetime Conservative 2045 Fund (*formerly* Great-West Lifetime 2045 Fund I) Institutional Class Ticker: MXUCX Class T Ticker: MXMLX Class T1 Ticker: MXNLX Class L
Great-West T. Rowe Price Equity Income Fund Institutional Class Ticker: MXVHX Initial Class Ticker: MXEQX Class L Ticker: MXTQX	Great-West Lifetime 2045 Fund (*formerly* Great-West Lifetime 2045 Fund III) Institutional Class Ticker: MXWEX Class T Ticker: MXQLX Class T1 Ticker: MXRLX Class L Ticker: MXBHX
Great-West Putnam Equity Income Fund Institutional Class Ticker: MXQCX Initial Class Ticker: MXQIX Class L	Great-West Lifetime Conservative 2050 Fund Institutional Class Ticker: MXBNXClass T Ticker: MXBKXClass T1 Ticker: MXBMX Class L
Great-West Stock Index Fund Institutional Class Initial Class Ticker: MXSIX Class L	Great-West Lifetime 2050 Fund Institutional Class Ticker: MXBSX Class T Ticker: MXBOX Class T1 Ticker: MXBQX Class L Ticker: MXBRX
Great-West S&P 500® Index Fund Institutional Class Ticker: MXKWX Initial Class Ticker: MXVIX Class L Ticker: MXVJX	Great-West Lifetime Conservative 2055 Fund (*formerly* Great-West Lifetime 2055 Fund I) Institutional Class Ticker: MXXFX Class T Ticker: MXSLX Class T1 Ticker: MXTLX Class L
Great-West Multi-Manager Large Cap Growth Fund Institutional Class Ticker: MXGSX Initial Class Ticker: MXLGX Class L	Great-West Lifetime 2055 Fund (*formerly* Great-West Lifetime 2055 Fund III) Institutional Class Ticker: MXZHX Class T Ticker: MXWLX Class T1 Ticker: MXXLX Class L Ticker: MXBTX
Great-West MFS International Value Fund Institutional Class Ticker: MXJVX Initial Class Ticker: MXIVX Class L Ticker: MXMIX	Great-West SecureFoundation® Lifetime 2015 Fund Institutional Class Class G Ticker: MXSJX Class G1 Ticker: MXSKX Class L Ticker: MXLEX
Great-West International Index Fund Institutional Class Ticker: MXPBX	Great-West SecureFoundation® Lifetime 2020 Fund

| Initial Class Ticker: MXINX
Class L | Institutional Class
Class G Ticker: MXSMX
Class G1 Ticker: MXSPX
Class L Ticker: MXLFX |

Great-West MFS International Growth Fund Institutional Class Ticker: MXHTX Initial Class Ticker: MXIGX Class L	Great-West SecureFoundation® Lifetime 2025 Fund Institutional Class Class G Ticker: MXSNX Class G1 Ticker: MXSOX Class L Ticker: MXLHX
Great-West Real Estate Index Fund Institutional Class Ticker: MXSFX Initial Class Ticker: MXREX Class L	Great-West SecureFoundation® Lifetime 2030 Fund Institutional Class Class G Ticker: MXSQX Class G1 Ticker: MXASX Class L Ticker: MXLIX
Great-West Conservative Profile I Fund Initial Class Ticker: MXVPX Class L Institutional Class	Great-West SecureFoundation® Lifetime 2035 Fund Institutional Class Class G Ticker: MXSRX Class G1 Ticker: MXSSX Class L Ticker: MXLJX
Great-West Moderately Conservative Profile I Fund Institutional Class Initial Class Ticker: MXTPX Class L	Great-West SecureFoundation® Lifetime 2040 Fund Institutional Class Class G Ticker: MXDSX Class G1 Ticker: MXESX Class L Ticker: MXLKX
Great-West Moderate Profile I Fund Institutional Class Initial Class Ticker: MXOPX Class L	Great-West SecureFoundation® Lifetime 2045 Fund Institutional Class Class G Ticker: MXSTX Class G1 Ticker: MXSWX Class L Ticker: MXLNX
Great-West Moderately Aggressive Profile I Fund Institutional Class Initial Class Ticker: MXRPX Class L	Great-West SecureFoundation® Lifetime 2050 Fund Institutional Class Class G Ticker: MXFSX Class G1 Ticker: MXHSX Class L Ticker: MXLOX
Great-West Aggressive Profile I Fund Institutional Class Initial Class Ticker: MXPPX Class L	Great-West SecureFoundation® Lifetime 2055 Fund Institutional Class Class G Ticker: MXSYX Class G1 Ticker: MXSZX Class L Ticker: MXLPX

Great-West Conservative Profile II Fund Institutional Class Ticker: MXKVX Initial Class Ticker: MXCPX Class L Ticker: MXIPX	Great-West SecureFoundation® Balanced Fund Institutional Class Ticker: MXCJX Class G Ticker: MXSBX Class G1 Ticker: MXSHX Class L Ticker: MXLDX
Great-West Moderately Conservative Profile II Fund Institutional Class Ticker: MXJUX Initial Class Ticker: MXDPX Class L Ticker: MXHPX	

(the "Fund(s)")

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Throughout this SAI, "Fund" is intended to refer to each Fund listed above, unless otherwise indicated. This SAI is not a Prospectus. It contains information in addition to the information in the Prospectuses for the Funds. The Prospectuses for the Funds, which we may amend from time to time, contain the basic information you should know before investing in a Fund. This SAI should be read together with the Prospectuses for the Funds, each dated April 29, 2016. Requests for copies of Prospectuses should be made by writing to: Secretary, Great-West Funds, Inc., 8525 East Orchard Road, Greenwood Village, Colorado 80111, by calling 1-866-831-7129, or by viewing http://www.greatwestfunds.com. The financial statements, appearing in the Annual Reports and Semi-Annual Reports, are incorporated into this SAI by reference. Copies of the Annual Reports and Semi-Annual Reports are available, without charge, and can be obtained by calling 1-866-831-7129 or by viewing at http://www.greatwestfunds.com.

April 29, 2016

Table of Contents

diversification requirement and a cure for other failures of the RIC diversification requirement if the failures are due to reasonable cause and not willful neglect and the RIC pays a monetary penalty.

If a Fund were to fail to qualify as a RIC for one or more taxable years and it did not cure the failure, the Fund could then qualify (or requalify) as a RIC for a subsequent taxable year only if the Fund had distributed to the Fund's shareholders a taxable dividend equal to the full amount of any earnings and profits (less the interest charge mentioned below, if applicable) attributable to such period. A Fund might also be required to pay to the IRS interest on 50% of such accumulated earnings and profits. In addition, pursuant to the Code and Treasury regulations, if the Fund should fail to qualify as a RIC and should thereafter seek to requalify as a RIC, the Fund may be subject to federal income tax on the excess (if any) of the fair market value of the Fund's assets over the Fund's basis in such assets, as of the day immediately before the first taxable year for which the Fund seeks to requalify as a RIC.

If a Fund determines that it will not qualify as a RIC under Subchapter M of the Code, the Fund will establish procedures to reflect the anticipated tax liability in the Fund's net asset value.

Excise Tax on RICs

In order to avoid liability for the 4% federal excise tax on undistributed income, each Fund must distribute (or be deemed to have distributed) by December 31 of each calendar year (1) at least 98% of its ordinary income for such year, (2) at least 98.2% of its capital gain net income for the one-year period ending on October 31 of each year and (3) any amounts from the prior calendar year that were not distributed and on which the Fund paid no federal income tax. The Funds intend to qualify for an exception or make sufficient distributions or deemed distributions of their ordinary income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the Funds may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.

Effect of Future Legislation; Local Tax Considerations

The foregoing general discussion of U.S. federal income tax consequences is based on our understanding of the Code and the regulations issued thereunder as in effect on the date of this SAI. Future legislative or administrative changes or court decisions may significantly change the discussion expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

OTHER INFORMATION

Description of Shares

Shares of beneficial interest of the Funds are redeemable at their net asset value at the option of the shareholder or at the option of the Fund in certain circumstances. Great-West Funds allocates moneys and other property it receives from the issue or sale of shares of each of its series of shares, and all income, earnings and profits from such issuance and sales, subject only to the rights of creditors, to the appropriate Fund. These assets constitute the underlying assets of each Fund, are segregated on Great-West Funds' books of account, and are charged with the expenses of such Fund and its respective classes. Great-West Funds allocates any general expenses of Great-West Funds not readily identifiable as belonging to a particular Fund by or under the direction of the Board of Directors, primarily on the basis of relative net assets, or other relevant factors. Each Lifetime Fund offers Institutional Class, Class T, Class T1 and Class L shares, the SecureFoundation® Balanced Fund offers Institutional Class, Class G, Class G1 and Class L shares, and each SecureFoundation® Lifetime Fund offers Institutional Class, Class G, Class G1 and Class L shares. The remaining Funds, except the Great-West Money Market Fund, offer three classes of shares – Institutional Class, Initial Class and Class L. The Great-West Money Market Fund offers only two classes of shares - Institutional Class and Initial Class. Each share of each Fund represents an equal proportionate interest in that Fund with each other share and is entitled to such dividends and distributions out of the income belonging to such Fund as are declared by the Board of Directors. Each share class represents interests in the same portfolio of investments. Differing expenses will result in differing net asset values and dividends and distributions. Upon any liquidation of a Fund, shareholders of each class are entitled to share pro rata in the net assets belonging to the applicable Fund allocable to such class available for distribution after satisfaction of outstanding liabilities of the Fund allocable to such class. Additional classes of shares may be authorized in the future.

Voting Rights

The shares of the Funds have no preemptive or conversion rights. Shares are fully paid and nonassessable. Great-West Funds or any Fund may be terminated upon the sale of its assets to another investment company (as defined in the 1940 Act), or upon liquidation and distribution of its assets, if approved by vote of the holders of a majority of the outstanding shares of Great-West Funds or the Funds. If not so terminated, Great-West Funds or the Funds (as defined under the 1940 Act) will continue indefinitely.

Shareholders of a Fund are entitled to one vote for each Fund share owned and fractional votes for fractional shares owned. However, shareholders of any particular class of a Fund will vote separately on matters relating solely to such class and not on matters relating solely to any other class(es). Pursuant to current interpretations of the 1940 Act, insurance companies that invest in a Fund will solicit voting instructions from owners of variable contracts that are issued through separate accounts registered under the 1940 Act with respect to any matters that are presented to a vote of shareholders of that Fund.

Dividends rights, the right of redemption, and exchange privileges are described in the Prospectuses.

94

EXHIBIT D



The date of this Prospectus is April 29, 2016

GREAT-WEST FUNDS, INC.

Great-West S&P 500® Index Fund

Institutional Class Ticker: MXKWX
Initial Class Ticker: MXVIX
Class L Ticker: MXVJX

(the "Fund")

8515 East Orchard Road
Greenwood Village, CO 80111
(866) 831-7129

This Prospectus describes one of 64 funds of Great-West Funds, Inc. ("Great-West Funds"), an open-end management investment company. The Fund operates as a separate mutual fund and has its own investment objectives and strategies. The Fund has three classes of shares - Institutional Class, Initial Class and Class L. Great-West Capital Management, LLC ("GWCM"), a wholly owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"), serves as investment adviser to the Fund.

Great-West Funds may sell Fund shares to insurance company separate accounts for certain variable annuity contracts and variable life insurance policies ("variable contracts"), to individual retirement account ("IRA") custodians or trustees, to plan sponsors of qualified retirement plans ("retirement plans"), to college savings programs (collectively, "Permitted Accounts"), and to asset allocation funds that are series of Great-West Funds. Therefore, you cannot purchase shares of the Fund directly; rather you must invest through a Permitted Account that makes the Fund available for investment.

This Prospectus contains important information about the Fund that you should consider before investing. Please read it carefully and save it for future reference.

This Prospectus does not constitute an offer to sell securities in any state or other jurisdiction to any person to whom it is unlawful to make such an offer in such state or other jurisdiction.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Fund Summary

Investment Objective

The Fund seeks investment results that track the total return of the common stocks that comprise the Standard & Poor's ("S&P") 500® Index (the "Benchmark Index").

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table does not reflect the fees and expenses of any Permitted Account. If reflected, the fees and expenses shown would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Initial Class	Class L
Management Fees	0.25%	0.25%	0.25%
Distribution and Service (12b-1) Fees	0.00%	0.00%	0.25%
Other Expenses	0.00%	0.35%	0.35%
Administrative Services Fees	0.00%	0.35%	0.35%
Total Annual Fund Operating Expenses	0.25%	0.60%	0.85%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example does not reflect the fees and expenses of any Permitted Account. If reflected, the fees and expenses in the Example would be higher.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that all dividends and capital gains are reinvested, and that the Fund's operating expenses are the amount shown in the fee table and remain the same for the years shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$ 26	$ 80	$ 141	$ 318
Initial Class	$ 61	$ 192	$ 335	$ 750
Class L	$ 87	$ 271	$ 471	$ 1,049

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's turnover rate was 10% of the average value of its portfolio.

Principal Investment Strategies

The Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks included in its Benchmark Index. The Fund will seek investment results that track the total return of the common stocks that comprise the Benchmark Index by owning the securities contained in the Benchmark Index in as close as possible a proportion of the Fund as each stock's weight in the Benchmark Index. This may be accomplished through ownership of all the stocks in the Benchmark Index and/or through a combination of stock ownership and owning futures contracts on the Benchmark Index and options on futures contracts, and exchange-traded funds that seek to track the Benchmark Index.

The Benchmark Index is the S&P 500® Index. The S&P 500® Index is a market capitalization-weighted index of the 500 leading companies in leading industries of the U.S. economy. It is widely regarded as the best single gauge of the large cap U.S. equities market.

Principal Investment Risks

The following is a summary of the principal investment risks of investing in the Fund:

Derivatives Risk - Using derivatives can disproportionately increase losses and reduce opportunities for gains when stock prices, currency rates or interest rates are changing. The Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the Fund's holdings. The other parties to certain derivative contracts present the same types of credit risk as issuers of fixed income securities. Derivatives can also make a fund less liquid and harder to value, especially in declining markets.

Exchange-Traded Funds ("ETFs") Risk - An ETF is subject to the risks associated with direct ownership of the securities comprising the index on which the ETF is based. Fund shareholders indirectly bear their proportionate share of the expenses of the ETFs in which the Fund invests. Lack of liquidity in an ETF could result in it being more volatile.

Index Risk - It is possible the Benchmark Index may perform unfavorably and/or underperform the market as a whole.

Management Risk - A strategy used by the portfolio managers may fail to produce the intended results.

Market Risk - Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments in the U.S. and in other countries. Market risk may affect a single company, sector of the economy or the market as a whole.

Tracking Error Risk - The Fund may not be able to precisely track the performance of the Benchmark Index.

An investment in the Fund is not a deposit with a bank, is not insured, endorsed or guaranteed by the FDIC or any government agency, and is subject to the possible loss of your original investment.

Performance

The bar chart and table below provide an indication of the risk of investment in the Fund by showing changes in the performance of the Fund's Initial Class for the last ten calendar years and by comparing the Fund's average annual total return to the performance of a broad-based securities market index. No Institutional Class share performance data is provided because Institutional Class shares commenced operations on May 1, 2015. Institutional Class share performance will appear in a future version of this Prospectus after shares have annual returns for one complete calendar year. The returns shown below are historical and are not an indication of future performance. Total return figures assume reinvestment of dividends and capital gains distributions and include the effect of the Fund's recurring expenses, but do not include fees and expenses of any Permitted Account. If those fees and expenses were reflected, the performance shown would have been lower.

Updated performance information may be obtained at www.greatwestfunds.com (the web site does not form a part of this Prospectus).

Calendar Year Total Returns



	Quarter Ended	Total Return
Best Quarter	June 2009	15.88%
Worst Quarter	December 2008	-22.09%

Average Annual Total Returns for the Periods Ended December 31, 2015

	One Year	Five Years	Ten Years/ Since Inception
Initial Class	0.75%	11.91%	6.67%
Class L	0.50%	N/A	12.46%*
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	1.38%	N/A	13.16%*

*   Since inception on July 29, 2011

Investment Adviser

GWCM

Sub-Adviser

Irish Life Investment Managers Limited (the "Sub-Adviser")

Portfolio Managers

Name	Title	Length of Service as Portfolio Manager of Fund
Nicola Dowdall	Senior Fund Manager	2016
Michael Lynch, CFA	Senior Fund Manager	2016
Peter Leonard, CFA	Senior Fund Manager	2016

Purchase and Sale of Fund Shares

The Fund is not sold directly to the general public, but instead may be offered as an underlying investment for Permitted Accounts. Permitted Accounts may place orders on any business day to purchase and redeem shares of the Fund based on instructions received from owners of variable contracts or IRAs, or from participants of retirement plans or college savings programs. Please contact your registered representative, IRA custodian or trustee, retirement plan sponsor or administrator or college savings program for information concerning the procedures for purchasing and redeeming shares of the Fund.

The Fund does not have any initial or subsequent investment minimums. However, Permitted Accounts may impose investment minimums.

Tax Information

The Fund intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a regulated investment company and distributes its income as required by the Code, the Fund will not be subject to federal income tax to the extent that its net investment income and realized net capital gains are distributed to shareholders. Currently, Permitted Accounts generally are not subject to federal income tax on any Fund distributions. Owners of variable contracts, retirement plan participants, and IRA owners are also generally not subject to federal income tax on Fund distributions until such amounts are withdrawn from the variable contract, retirement plan or IRA. Distributions from a college savings program generally are not taxed provided that they are used to pay for qualified higher education expenses. More information regarding federal taxation of Permitted Account owners may be found in the applicable prospectus and/or disclosure documents for that Permitted Account.

Payments to Insurers, Broker-Dealers and Other Financial Intermediaries

The Fund and its related companies may make payments to insurance companies, broker-dealers and other financial intermediaries for the sale of Fund shares and/or other services. These payments may be a factor that an insurance company, broker-dealer or other financial intermediary considers in including the Fund as an investment option in a Permitted Account. These payments also may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson, visit your financial intermediary's Web site, or consult the variable contract prospectus for more information.

More Information About the Fund

More Information About the Fund's Investments

The Sub-Adviser manages other mutual funds having similar names, investment objectives, and policies as the Fund. While the Fund may be similar to, and may in fact be modeled after, other mutual funds, you should understand that the Fund is not otherwise directly related to any other mutual funds. Consequently, the investment performance of other mutual funds and the Fund may differ substantially.

The Fund follows a distinct set of investment strategies. All percentage limitations relating to the Fund's investment strategies are applied at the time the Fund acquires a security.

Equity Securities

The Fund will normally invest at least 80% of its assets in equity securities. Therefore, the return on your investment will be based primarily on the risks and rewards of equity securities.

Common stocks represent partial ownership in a company and entitle stockholders to share in the company's profits (or losses). Common stocks also entitle the holder to share in any of the company's dividends. The value of a company's stock may fall as a result of factors which directly relate to that company, such as lower demand for the company's products or services or poor management decisions. A stock's value may also fall because of economic conditions which affect many companies, such as increases in production costs. The value of a company's stock may also be affected by changes in financial market conditions that are not directly related to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company's stock generally pays dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of the stock will usually react more strongly than bonds and other debt to actual or perceived changes in a company's financial condition or progress.

As a general matter, other types of equity securities, including preferred stock and convertible securities, are subject to many of the same risks as common stocks.

Tracking a Benchmark Index

The Fund is not actively managed, but is designed to track the performance of its Benchmark Index (sometimes referred to in this Prospectus as an "Index Fund").

Advantages of Index Funds

Index Funds typically have the following characteristics:

- **Variety of investments.** Index Funds generally invest in a wide variety of companies and industries.

- **Relative performance consistency.** Because they seek to track market benchmarks, Index Funds usually do not perform dramatically better or worse than their benchmarks.

- **Low cost.** Index Funds are inexpensive to run compared with actively managed portfolios. They have no research costs and keep trading activity - and thus brokerage commissions and other transaction costs - to a minimum.

Compared with actively managed portfolios, most Index Funds have lower turnover rates and lower capital gains distributions. However, from time to time, some Index Funds may pay out higher-than-expected taxable distributions. This is because Index Funds must adjust their holdings to reflect changes in their target indexes. In some cases, such changes may force an Index Fund to sell securities that have appreciated in value, and thus, realize a capital gain that must be distributed to shareholders. A security may move out of an index for a number of reasons, including a merger or acquisition, or a substantial change in the market capitalization of the issuer. Generally, these changes tend to occur more frequently with small and medium-size companies than they do with large, well-established companies.

Risks of Index Funds

The value of the Fund will generally decline when the performance of its Benchmark Index declines. Because the Fund is designed to track an index before fees and expenses, the Fund cannot purchase other securities that may help offset declines in its index. In addition, because the Fund may not hold all issues included in its index, may not always be fully invested, and bears advisory, administrative and other expenses and transaction costs in trading securities, the performance of the Fund may fail to match the performance of its Benchmark Index, after taking expenses into account. It is not possible to invest directly in an index.

Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). The "S&P 500®" is a product of S&P Dow Jones Indices LLC or its affiliates, and has been licensed for use by GWCM. The Fund is not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their third party licensors, or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the S&P 500® to track general market performance. S&P Dow Jones Indices' only relationship to GWCM with respect to the S&P 500® is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The S&P 500® is determined, composed and calculated by S&P Dow Jones Indices without regard to GWCM or the Fund. S&P Dow Jones Indices have no obligation to take the needs of GWCM or the owners of the Fund into consideration in determining, composing or calculating the S&P 500®. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund is to be converted into cash or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Fund. There is no assurance that investment products based on the S&P 500® will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICE SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GWCM, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S& P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GWCM, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Derivatives

The Fund can use various techniques to increase or decrease its exposure to changing security prices, currency exchange rates, or other factors that affect security values. These techniques are also referred to as "derivative" transactions.

Derivatives are financial instruments designed to achieve a certain economic result when an underlying security, index, interest rate, commodity, or other financial instrument moves in price. Derivatives can, however, subject the Fund to various levels of risk. There are four basic derivative products: futures contracts, forward contracts, options and swaps.

Futures contracts - Futures contracts and options on futures contracts provide for a future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. Index futures are futures contracts for various indices that are traded on registered securities exchanges.

Forward contracts - Forward contracts commit the parties to buy or sell an asset at a time in the future at a price determined when the transaction is initiated. They are the predominant means of hedging currency or commodity exposures. Futures contracts are similar to forwards but differ in that (1) they are traded through regulated exchanges, and (2) are "marked to market" daily.

Options - The buyer of an option acquires the right to buy (a call option) or sell (a put option) a certain quantity of a security (the underlying security) or instrument at a certain price up to a specified point in time. The seller or writer of the option is obligated to sell (a call option) or buy (a put option) the underlying security. When writing (selling) call options on securities, the Fund may cover its positions by owning the underlying security on which the option is written or by owning a call option on the underlying security. Alternatively, the Fund may cover its positions by maintaining, in a segregated account, cash or liquid securities equal in value to the exercise price of the call options written by the Fund. Options differ from forwards and futures in that the buyer has no obligation to perform under the contract. The buyer pays a fee, called a premium, to the seller, who is called a writer. The writer gets to keep the premium in any event but must deliver (in the context of the type of option) at the buyer's demand. Caps and floors are specialized options which enable floating-rate borrowers and lenders to reduce their exposure to interest rate swings for a fee.

Swaps - A swap is an agreement between two parties to exchange certain financial instruments or components of financial instruments. Parties may exchange streams of interest rate payments, principal denominated in two different currencies, or virtually any payment stream as defined by the parties.

Derivatives involve special risks. If the Sub-Adviser judges market conditions incorrectly or employs a strategy that does not correlate well with the Fund's investments, these techniques could result in a loss. These techniques may increase the volatility of the Fund and may involve a small investment of cash relative to the magnitude of the risk assumed. Thus, it is possible for the Fund to lose more than its original investment in a derivative transaction. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.

Derivative transactions may not always be available and/or may be infeasible to use due to the associated costs.

Temporary Investment Strategies

The Fund may hold cash or cash equivalents and may invest up to 100% of its assets in money market instruments, as deemed appropriate by GWCM or the Sub-Adviser, for temporary defensive purposes to respond to adverse market, economic or political conditions, or as a cash reserve. Should the Fund take this action, it may be inconsistent with the Fund's principal investment strategies and the Fund may not achieve its investment objective.

Money market instruments include a variety of short-term fixed income securities, usually with a maturity of less than 13 months. Some common types of money market instruments include Treasury bills and notes, which are securities issued by the U.S. Government, commercial paper, which is a promissory note issued by a company, bankers' acceptances, which are credit instruments guaranteed by a bank, and negotiable certificates of deposit, which are issued by banks in large denominations.

U.S. Government securities are obligations of and, in certain cases, guaranteed by, the U.S. Government, its agencies or instrumentalities. However, the U.S. Government does not guarantee the net asset value of Fund shares. Also, with respect to securities supported only by the credit of the issuing agency or instrumentality, there is no guarantee that the U.S. Government will provide support to such agencies or instrumentalities and such securities may involve risk of loss of principal and interest.

Securities Lending

Although not considered to be a principal investment strategy at this time, the Fund may lend common stock or other assets to broker-dealers and financial institutions to realize additional income. The Fund will not lend common stock or other assets if, as a result, more than $33^{1}/_{3}\%$ of the Fund's total assets would be lent to other parties. When the Fund loans its portfolio securities, it will receive collateral equal to at least 100% of the value of the loaned securities. Nevertheless, the Fund risks a delay in the recovery of the loaned securities, or even the loss of rights in the collateral deposited by the borrower if the borrower should fail financially.

Principal Investment Risks

The principal investment risks associated with investing in the Fund are summarized in the "Fund Summary" section at the front of this Prospectus. More detailed descriptions of the principal investment risks are described below.

Derivatives Risk - A derivative contract would obligate or entitle the Fund to deliver or receive an asset or cash payment that is based on the change in value of one or more securities, currencies or indices. Even a small investment in derivative contracts could have a big impact on the Fund's stock market, currency and interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when stock prices, currency rates or interest rates are changing. The Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the Fund's holdings. The other parties to certain derivative contracts present the same types of credit risk as issuers of fixed income securities. Derivatives can also make a fund less liquid and harder to value, especially in declining markets.

ETFs Risk - An ETF trades like common stock. Shares in an index ETF represent an interest in a fixed portfolio of securities designed to track a particular market index. An Index Fund could purchase shares issued by an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although ETFs have management fees that increase their costs. Fund shareholders indirectly bear their proportionate share of the expenses of the ETFs in which the Fund invests.

Index Risk - It is possible the Benchmark Index may perform unfavorably and/or underperform the market as a whole. As a result, it is possible that the Fund could have poor investment results even if it is tracking closely the return of the Benchmark Index, because the adverse performance of a particular stock normally will not result in eliminating the stock from the Fund. The Fund will remain invested in stocks even when stock prices are generally falling.

Management Risk - A strategy used by the portfolio managers may fail to produce the intended results.

Market Risk - Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments in the U.S. and in other countries. Market risk may affect a single company, sector of the economy or the market as a whole.

Tracking Error Risk - Several factors will affect the Fund's ability to precisely track the performance of the Benchmark Index. For example, unlike the Benchmark Index, which is an unmanaged group of securities, the Fund has a management fee that will reduce the Fund's total return. In addition, the Fund may own less than all the securities of the Benchmark Index, which also may cause a variance between the performance of the Fund and the Benchmark Index.

Underlying Fund Risk

Certain asset allocation funds that are series of Great-West Funds are permitted to invest in the Fund. As a result, the Fund may have large inflows or outflows of cash from time to time. This could have adverse effects on the Fund's performance if the Fund is required to sell securities or invest cash at times when it otherwise would not do so. This activity could also increase the Fund's transaction costs.

Other Risk Factors Associated with the Fund

Over the past several years, the global financial crisis has caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets.

Governmental and non-governmental issuers (notably in Europe) have defaulted on, or been forced to restructure their debts; and many other issuers have faced difficulties obtaining credit or refinancing existing obligations. These market conditions may continue, worsen or spread, including in the United States, Europe and elsewhere. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world. In response to the crisis, the U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including by keeping interest rates low. More recently, the Federal Reserve has reduced its market support activities. Further reduction or the withdrawal of this support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding could negatively affect financial markets generally as well as reduce the value and liquidity of certain securities.

This environment could make identifying investment risks and opportunities especially difficult and whether or not the Fund invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the Fund's investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

There is no guarantee that the Fund will achieve its objective. The Fund should not be considered to be a complete investment program by itself. You should consider your own investment objectives and tolerance for risk, as well as your other investments when deciding whether to purchase shares of the Fund.

A complete listing of the Fund's investment limitations and more detailed information about its investment policies and practices are contained in the Statement of Additional Information ("SAI").

Portfolio Holdings Disclosure

A description of Great-West Funds' policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the SAI. The back cover of this Prospectus explains how you can obtain a copy of the SAI.

Management and Organization

Investment Adviser

GWCM provides investment advisory, accounting and administrative services to Great-West Funds, and is the investment adviser of the Fund. GWCM is registered as an investment adviser under the Investment Advisers Act of 1940. GWCM's address is 8515 East Orchard Road, Greenwood Village, Colorado 80111. As of December 31, 2015, GWCM provides investment management services for mutual funds and other investment funds representing assets of $34 billion. GWCM and its affiliates have been providing investment management services since 1969.

GWCM has been named as a defendant in a complaint captioned Obeslo et al. v. Great-West Capital Management, LLC, which was filed in the United States District Court for the District of Colorado on January 29, 2016 and subsequently amended on April 8, 2016 (the "Complaint"). The Complaint, which was filed by nine purported shareholders of the Great-West Funds, alleges that GWCM breached its fiduciary duty under Section 36(b) of the 1940 Act with respect to its receipt of advisory fees paid by the Great-West Funds. The Complaint, which the plaintiffs purport to bring on behalf of the Great-West Funds, relates to the advisory fees paid by Great-West Funds. The Complaint requests relief in the form of (1) a declaration that GWCM violated Section 36(b) of the 1940 Act, (2) permanently enjoining GWCM from further violating Section 36(b), (3) awarding compensatory damages, including repayment of excessive investment advisory fees, (4) rescinding the investment advisory agreement between GWCM and the Great-West Funds and (5) awarding reasonable costs from the Complaint.

GWCM believes that the Complaint is without merit, and intends to defend itself vigorously against the allegations. GWCM also believes that the Complaint will not have a material adverse effect on the ability of GWCM to perform its obligations under its investment advisory agreement with the Fund.

Advisory Fees

For its services, GWCM is entitled to a fee, which is calculated daily and paid monthly, at an annual rate of 0.25% of the Fund's average daily net assets. GWCM is responsible for all fees and expenses incurred in performing the services set forth in the investment advisory agreement and all other fees and expenses, except that the Fund shall pay all distribution and other fees and expenses incurred under a plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), with regard to Class L shares, all administrative service fees with respect to Initial Class and Class L shares, and any extraordinary expenses, including litigation costs.

A discussion regarding the basis for the Board of Directors approving the investment advisory agreement with GWCM and sub-advisory agreement with the Sub-Adviser is available in the Fund's Semi-Annual Report to shareholders for the period ended June 30, 2015, and a discussion regarding the basis for the Board of Directors approving the investment advisory agreement with GWCM and the sub-advisory agreement with the Sub-Adviser will be available in the Fund's Semi-Annual Report to shareholders for the period ended June 30, 2016.

The Fund enters into contractual arrangements with various parties, including, among others, the Fund's investment adviser, who provide services to the Fund. Shareholders are not parties to, or intended (or "third-party") beneficiaries of those contractual arrangements.

This Prospectus and the SAI provide information concerning each Fund that you should consider in determining whether to purchase shares of the Fund. The Fund may make changes to this information from time to time. Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred by federal or state securities laws that may not be waived.

Sub-Adviser

Great-West Funds and GWCM operate under a manager-of-managers structure under an order issued by the U.S. Securities and Exchange Commission ("SEC"). The current order permits GWCM to enter into, terminate or materially amend sub-advisory agreements without shareholder approval. This means GWCM is responsible for monitoring the Sub-Adviser's performance through quantitative and qualitative analysis and will periodically report to the Board of Directors as to whether each Sub-Adviser's agreement should be renewed, terminated or modified.

Great-West Funds will furnish to shareholders of the Fund all information about a new sub-adviser or sub-advisory agreement that would be included in a proxy statement within 90 days after the addition of the new sub-adviser or the implementation of any material change in the sub-advisory agreement.

GWCM will not enter into a sub-advisory agreement with any sub-adviser that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of Great-West Funds or GWCM other than by reason of serving as a sub-adviser to one or more funds without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund.

The Sub-Adviser is responsible for the investment and reinvestment of the assets of the Fund and for making decisions to buy, sell, or hold any particular security. The Sub-Adviser bears all expenses in connection with the performance of its services, such as compensating and furnishing office space for its officers and employees connected with investment and economic research, trading and investment management of the Fund. GWCM, in turn, pays sub-advisory fees to the Sub-Adviser for its services out of GWCM's advisory fee described above. The following is additional information regarding the Sub-Adviser:

Irish Life Investment Managers Limited ("ILIM") is registered as an investment adviser with the SEC. ILIM's address is Beresford Court, Beresford Place, Dublin 1, Ireland. ILIM is an affiliate of GWCM and GWL&A. ILIM is a subsidiary of Canada Life Group U.K. Ltd, which similar to GWCM, is owned through a series of wholly owned subsidiaries of Great-West Lifeco Inc., which is a financial services holding company with operations in Canada, the United States and Europe and is a member of the Power Financial Corporation group of companies. Power Financial Corporation is a majority-owned subsidiary of Power Corporation of Canada. The Desmarais Family Residuary Trust, a trust established pursuant to the Last Will and Testament of the Honourouble Paul G Desmarais, directly and indirectly controls a majority of the voting shares of Power Corporation of Canada.

The Indexation Team in ILIM manages the Fund. The following individuals on the Indexation Team have primary responsibility for the management of the Fund.

Nicola Dowdall is a Senior Fund Manager and has worked on the Indexation Team since 2000. Prior to joining the Indexation Team, she worked for two years as an investment accountant with ILIM. Prior to joining ILIM, Ms. Dowdall worked as an audit manager in practice. Ms. Nicola graduated with a degree in Accounting from Dundalk Institution of Technology and is a Chartered Certified Accountant.

Michael Lynch, CFA is a Senior Fund Manager and has worked on the Indexation Team since 2006. Prior to joining ILIM, he worked for 6 years in Investment Technology Group Europe. He graduated with a degree in Commerce and he also holds a Masters in Economics, both from University College Cork.

Peter Leonard, CFA is a Senior Fund Manager and has worked on the Indexation Team since 2012. Prior to working in ILIM, Peter worked in the investments industry for 8 years as a private client fund manager and in investment management audit. Mr. Leonard graduated from Trinity College Dublin with a B.A. Business & Economics degree and is a qualified chartered accountant and a Qualified Financial Advisor.

Please see the SAI for additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of shares of the Fund.

Legal Proceedings

Several lawsuits have been filed relating to the Fund's previous investments in Tribune Company in connection with Tribune Company's Chapter 11 bankruptcy proceeding. The lawsuits stem from a leveraged buyout transaction by which Tribune Company converted to a privately-held company in 2007. On December 7, 2010, Great-West Funds was named as a defendant and putative member of the proposed defendant class of shareholders in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company in the U.S. Bankruptcy Court for the District of Delaware. On September 20, 2011, Great-West Funds was named as a defendant and a putative defendant class member in a lawsuit filed by the indenture trustees of certain secured creditors of Tribune Company in the U.S. District Court for the District of Colorado. These lawsuits were consolidated with others into an action pending in the U.S. District Court for the Southern District of New York. The Fund has been named as a defendant in this action. The plaintiffs in these lawsuits seek to recover amounts paid to Tribune shareholders in connection with the leveraged buyout, plus interest and attorneys' fees and expenses. During 2013, the Court granted a motion to dismiss the claims brought by the secured creditors. That matter was immediately appealed to the United States Court of Appeals for the Second Circuit. The unsecured creditors matter is still pending in the Southern District of New York. On March 24, 2016, the Second Circuit held that the plaintiffs cannot recover payments for Tribune stock under the constructive fraudulent conveyance theory as such suits are barred by the U.S. Bankruptcy Code.

The lawsuits allege no misconduct by Great-West Funds or the Fund, and Great-West Funds and the Fund intend to vigorously defend themselves in the lawsuits. If the lawsuits were to be decided or settled in a manner adverse to the Fund, the payment of such judgments or settlements could have a material adverse effect on the Fund's net asset value.

As of December 31, 2015, the Fund had total net assets of $2,273,880,202. The value of the proceeds received by the Fund in connection with the leveraged buyout was approximately $170,136.

Shareholder Information

Investing in the Fund

Shares of the Fund are not for sale directly to the public. Currently, Great-West Funds may sell Fund shares to Permitted Accounts. For information concerning your rights and for information on how to purchase or redeem shares of the Fund offered as an investment option under a Permitted Account, please refer to the applicable prospectus and/or disclosure documents for that Permitted Account. The Fund may stop offering shares completely or may offer shares only on a limited basis, for a period of time or permanently. The Fund or certain share classes of the Fund may not be offered in your state.

Pricing Shares

The transaction price for buying, selling, or exchanging the Fund's shares is the net asset value of the Fund. The Fund's net asset value is generally calculated as of the close of regular trading on the New York Stock Exchange ("NYSE") every day the NYSE is open (generally 4:00 p.m. Eastern Time). However, the time at which the Fund's NAV is calculated may be changed if trading on the NYSE is restricted, the NYSE closes at a different time (for example, a scheduled early closing), or as permitted by the Securities and Exchange Commission. To the extent that the Fund's assets are traded in other markets on days when the NYSE is closed, the value of the Fund's assets may be affected on days when Great-West Funds is not open for business. In addition, trading in some of the Fund's assets may not occur on days when Great-West Funds is open for business. Your share price will be the next net asset value calculated after we receive your order in "good order." This means that the requests must be accompanied by proper payment and sufficient information, documentation and detail before the close of regular trading on the NYSE to enable the Fund to allocate assets properly.

We calculate a separate net asset value for each share class of the Fund. We determine net asset value by dividing net assets of each of the Fund's share classes (the value of its investments, cash and other assets minus its liabilities) by the number of the Fund's outstanding shares for the applicable share class.

The Fund values its assets at current market prices where current market prices are readily available, or at fair value as determined in good faith in accordance with procedures adopted by the Board of Directors when a determination is made that current market prices are not readily available. With respect to foreign securities, the Fund utilizes a third party fair valuation service daily to adjust closing prices. This process is performed in order to more accurately consider projected market movements related to the time lapse between when foreign exchanges or markets close and when the Fund computes its net asset value. While fair value determinations involve judgments that are inherently subjective, these determinations are made in good faith in accordance with procedures adopted by the Board of Directors. The effect of fair value pricing as described above is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method that the Board of Directors believes reflects fair value. This policy is intended to assure that the Fund's net asset value fairly reflects security values at the time of pricing.

Net asset value for the Fund is based on the market value of the securities in the Fund. Short-term securities with a maturity of 60 days or less are valued on the basis of amortized cost provided such amount approximates market value. If market prices are not available or if a security's value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Board of Directors believes accurately reflects fair value.

Exchanging Shares

Participants in, or owners of, Permitted Accounts that purchased shares of the Fund on their behalf may, in accordance with the applicable Permitted Account rules, exchange shares of the Fund.

The Fund may refuse exchange purchases by any person or group if, in GWCM's judgment, the Fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.

Dividends and Capital Gains Distributions

The Fund earns dividends, interest and other income from its investments, and ordinarily distributes this income (less expenses), if any, to shareholders as dividends semi-annually. The Fund also realizes capital gains from its investments, and distributes these gains (less any losses), if any, to shareholders as capital gains distributions at least once annually. Both dividends and capital gains distributions are reinvested in additional shares of the Fund at net asset value.

Frequent Purchases and Redemptions of Fund Shares

The Fund is not intended for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of shareholders in the Fund. (As used in this section, "shareholders" include individual holders of variable contracts investing in the Fund through subaccount units, IRA owners, retirement plan participants, and college savings program participants.) Market timing generally involves frequent or unusually large trades that are intended to take advantage of short-term fluctuations in the value of the Fund's securities and the reflection of that change in the Fund's share price. In addition, frequent or unusually large trades may harm performance by increasing Fund expenses and disrupting Fund management strategies. For example, excessive trading may result in forced liquidations of Fund securities or cause the Fund to keep a relatively higher cash position, resulting in increased brokerage costs and lost investment opportunities.

Great-West Funds maintains policies and procedures, approved by the Board of Directors, which are designed to discourage market timing and excessive trading activity by shareholders. As part of the procedures, all transaction requests (received in "good order," as described above under Pricing Shares) will be processed at the Fund's next determined net asset value. In all cases, if the order is received from the shareholder before the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time, it is processed with that day's trade date at that day's net asset value.

Great-West Funds has also adopted pricing procedures and guidelines, including procedures for fair value pricing of Fund securities to reflect significant market events occurring after the close of a foreign or domestic exchange on which Fund securities are traded, or which otherwise may not be reflected in the market price of a foreign or domestic security. One of the objectives of Great-West Funds' fair value pricing procedures is to minimize the possibilities of the type of market timing described above. The procedures are designed to limit dilution to the Fund that may be caused by market-timing activities following a significant market event that occurs prior to the Fund's pricing time.

Great-West Funds has entered into agreements with financial intermediaries, including insurance companies, that are designees of Permitted Accounts ("record keepers") that require the record keepers to monitor trading and/or provide certain information to help identify frequent trading activity and to prohibit further purchases or exchanges by a shareholder identified as having engaged in frequent trades. Great-West Funds will rely on the record keepers to identify and notify shareholders who have engaged in frequent or excessive trading.

Pursuant to these agreements, the record keepers have agreed to identify any shareholder who initiates a transfer into the Fund, then initiates a transfer out of the Fund within a thirty (30) day calendar period (a "round trip") and notify such shareholder that a second round trip within the Fund will result in the shareholder being restricted from initiating a transfer of any portion of the shareholder's assets (not including purchases into the Fund made with new assets contributed or rolled into the shareholder's account) into the Fund for a thirty (30) day period. In addition, if the Fund identifies a shareholder that has been subject to the purchase restriction more than once because of repeated frequent trading, the Fund may provide written direction to the record keeper to implement special restrictions on such shareholder.

The practices and policies described above are intended to deter and curtail market timing and excessive trading in the Fund. However, there can be no assurance that these policies, individually or collectively, will be totally effective in this regard because of various factors. In particular, it may not be possible to identify market timing or excessive trading activity until a trading pattern is established. Shareholders seeking to engage in market timing or excessive trading practices may deploy a variety of strategies to avoid detection, and there is no guarantee that the Fund or its agents will be able to identify such shareholders or curtail their trading practices. The ability of the Fund and its agents to detect and curtail market timing or excessive trading practices may also be limited by operational systems and technological limitations. Further, all Fund purchase, redemption and exchange orders are received through omnibus accounts. Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple beneficial owners, are a common form of holding shares among Permitted Accounts. The Fund typically is not able to identify trading by a particular beneficial owner through an omnibus account, which may make it difficult or impossible to determine if a particular account is engaged in market timing prior to completion of a specific Fund trade. Also, certain Permitted Accounts have different policies regarding monitoring and restricting market timing in the underlying beneficial owner accounts maintained through an omnibus account, that may be more or less restrictive than Great-West Funds' practices discussed above. To the extent the Fund does not detect market timing and/or excessive trading, it is possible that a market timer may be able to make market timing and/or excessive trading transactions with the result that management of the Fund may be disrupted and shareholders may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the Fund.

We endeavor to ensure that our procedures are uniformly and consistently applied to all shareholders, and we do not exempt any persons from these procedures. In addition, we do not enter into agreements with shareholders whereby we permit market timing or excessive trading. However, because of the discretionary nature of the restrictions and given that Great-West Funds reserves the right to reject orders, the possibility exists that some shareholders may engage in market timing before restrictions are imposed. We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on shareholders engaging in market timing or excessive trading.

Voting Procedures for Variable Contract Owners

Shares attributable to the Fund held in variable contracts will be voted by insurance company separate accounts based on instructions received from owners of variable contracts. The number of votes that an owner of a variable contract has the right to cast will be determined by applying his/her percentage interest in the Fund (held through a variable contract) to the total number of votes attributable to the Fund. In determining the number of votes, fractional shares will be recognized. Shares held in the variable contracts for which the Fund does not receive instructions and shares owned by GWCM, which provided initial capital to the Fund, will be voted in the same proportion as shares for which the Fund has received instructions. As a result of such proportionate voting a small number of variable contracts owners may determine the outcome of the shareholder vote(s).

Federal Income Tax Consequences

The Fund intends to qualify as a "regulated investment company" under Subchapter M of the Code. The Fund intends to qualify under the Code with respect to diversification requirements related to variable contracts. The Fund intends to distribute all of its net investment income and net capital gains to shareholders and, therefore, will not be required to pay any federal income taxes.

If the Fund does not meet the Code requirements and does not satisfy the cure provisions and becomes a taxable entity, the Fund would be required to pay federal income tax on its income and capital gains. This would affect your investment because your return would be reduced by the taxes paid by the Fund. In addition, if the Fund fails to qualify as a regulated investment company, owners of variable contracts who have indirectly invested in the Fund through their variable contracts may be taxed currently on the investment earnings under their contracts and thereby lose the benefit of tax deferral.

The tax consequences of your investment in the Fund depend on the provisions of the Permitted Account through which you invest in the Fund. For more information, please refer to the applicable prospectus and/or disclosure documents for the Permitted Account.

Share Classes

The Fund has three classes of shares, Institutional Class, Initial Class and Class L shares. Each class is identical except that Class L shares have a distribution or "Rule 12b-1" plan which is described below, and Initial Class and Class L shares have an administrative services fee which is described below.

Class L Distribution and Service Plan

The Fund has adopted a distribution and service or "Rule 12b-1" plan for its Class L shares. The plan allows the Class L shares of the Fund to compensate GWFS Equities, Inc., Great-West Funds' principal underwriter and distributor (the "Distributor"), for distribution of Class L shares and for providing or arranging for the provision of services to Class L shareholders. The Distributor may spend these payments on any activities or fees and expenses primarily intended to result in the sales of Class L shares of the Fund and/or for providing or arranging for the provision of services to the Fund's Class L shareholders.

The distribution and service plan provides for a maximum fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of the Class L shares of the Fund). Because these fees are paid out of Class L's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

GWL&A Administrative Services Agreement

Effective May 1, 2015, Great-West Funds entered into an Administrative Services Agreement with GWL&A, GWCM's parent company. Pursuant to the Administrative Services Agreement, GWL&A provides recordkeeping and administrative services to shareholders and account owners (collectively, "Account Holders") who invest their assets in the Fund through Permitted Accounts. The services provided by GWL&A include (1) maintaining a record of the number of Fund shares held by each Account Holder; (2) performing the required sub-accounting necessary to record participant interests in retirement plans; (3) investigating all inquiries from authorized plan representatives or other Account Holders relating to the shares held; (4) recording the ownership interest of Account Holders with respect to Fund shares and maintaining a record of the total number of shares which are so issued to the Account Holders; and (5) notifying GWCM, or its agent, if discrepancies arise between the records GWL&A maintains for the Account Holders and the information GWL&A is provided by Great-West Funds or its designee. The Services provided by GWL&A are not in the capacity of a sub-transfer agent for the Fund. For the services rendered by it pursuant to the Administrative Services Agreement, GWL&A receives from the Initial Class and Class L shares of the Fund a fee equal to 0.35% of the average daily net asset value of the shares of the applicable share class.

Cash and Non-Cash Incentive Arrangements

GWL&A, the Distributor, and/or their affiliates (for purposes of this section only, "GWL&A affiliates"), out of their own resources and without additional cost to the Fund, may contribute to various cash and non-cash incentive arrangements to promote the sale of Fund shares. These arrangements will be made available, and applied uniformly, to registered representatives associated with the Distributor. The GWL&A affiliates may sponsor various contests and promotions subject to applicable FINRA regulations in which registered representatives may receive prizes such as travel awards, merchandise and cash. Subject to applicable FINRA regulations, the GWL&A affiliates may also pay for the travel expenses, meals, lodging and entertainment of salespersons in connection with educational and sales promotional programs and sponsor speakers, educational seminars and charitable events.

Cash incentive arrangements may vary depending on the arrangement in place at any particular time. Currently, registered representatives associated with the Distributor are eligible to receive additional cash compensation in the form of a bonus when retirement plans invest in the GWL&A affiliated products, including Great-West Funds. Other cash incentives payable to participating registered representatives may be based on certain performance measurements, including a percentage of the net amount invested in the Fund attributable to certain Permitted Accounts. These types of arrangements could be viewed as creating conflicts of interest. In some cases, the payment of incentive-based compensation may create a financial incentive for a registered representative to recommend or sell shares of the Fund instead of other funds where payments are not received. Similarly, the receipt of such payments could create an incentive for a registered representative to recommend certain Permitted Accounts or investment options under the Permitted Accounts instead of other Permitted Accounts or investment options, which may not necessarily be to your benefit. You may ask your registered representative or retirement plan sponsor for details about any compensation received in connection with the sale of Fund shares.

Other Payments to Financial Intermediaries

GWL&A and/or its affiliates (collectively, the "GWL&A Funds Group" or "GFG") may make payments to broker-dealers and other financial intermediaries, including insurance companies, for providing marketing support services, networking, shareholder services, and/or administrative or recordkeeping support services with respect to the Fund. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the broker-dealer or other financial intermediary, the expected level of assets or sales of shares, the placing of the Fund on a recommended or preferred list, and/or access to an intermediary's personnel and other factors. Such payments are paid from GFG's legitimate profits and other financial resources (not from the Fund) and may be in addition to any Rule 12b-1 payments that are paid to broker-dealers and other financial intermediaries. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, GFG may pay or allow other promotional incentives or payments to dealers and other financial intermediaries.

Sale of Fund shares, and/or shares of other mutual funds affiliated with Great-West Funds, is not considered a factor in the selection of broker-dealers to execute the Fund's portfolio transactions. Accordingly, the allocation of portfolio transactions for execution by broker-dealers that sell shares of Great-West Funds is not considered marketing support payments to such broker-dealers.

GFG's payments to financial intermediaries could be significant to the intermediary and may provide the intermediary with an incentive to favor the Fund or affiliated funds. Your financial intermediary may charge you additional fees or commissions other than those disclosed in this Prospectus. Contact your financial intermediary for information about any payments it receives from GFG and any services it provides, as well as about fees and/or commissions it charges.

Annual and Semi-Annual Shareholder Reports

The fiscal year of Great-West Funds ends on December 31 of each year. Twice a year shareholders of the Fund will receive a report containing a summary of the Fund's performance and other information.

Financial Highlights

The financial highlights table presented below is intended to help you understand the financial performance of the Fund's Institutional Class, Initial Class and Class L shares for the past five years, or, if shorter, the period of such class's operations. Certain information reflects financial results for a single Fund share. Total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). Total returns do not include expenses associated with Permitted Accounts. If such expenses were included, total returns would be lower. The information has been derived from financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with the Fund's financial statements, are included in the Fund's Annual Report, which is available upon request.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

| | Net asset value, beginning of year | Income (Loss) from Investment Operations: | | | Less Distributions: | | | | |
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total Distributions	Net asset value, end of year	Total Return[(a)]
Initial Class									
12/31/2015	$ 18.03	0.27 [(b)]	(0.13)	0.14	(0.22)	(0.38)	(0.60)	$ 17.57	0.75%
12/31/2014	$ 16.38	0.24 [(b)]	1.89	2.13	(0.27)	(0.21)	(0.48)	$ 18.03	13.00%
12/31/2013	$ 12.75	0.22 [(b)]	3.79	4.01	(0.28)	(0.10)	(0.38)	$ 16.38	31.62%
12/31/2012	$ 11.34	0.21 [(b)]	1.53	1.74	(0.20)	(0.13)	(0.33)	$ 12.75	15.42%
12/31/2011	$ 11.41	0.19	(0.02)	0.17	(0.19)	(0.05)	(0.24)	$ 11.34	1.50%
Class L									
12/31/2015	$ 14.63	0.19 [(b)]	(0.11)	0.08	(0.22)	(0.36)	(0.58)	$ 14.13	0.50%
12/31/2014	$ 13.43	0.17 [(b)]	1.54	1.71	(0.30)	(0.21)	(0.51)	$ 14.63	12.74%
12/31/2013	$ 10.55	0.15 [(b)]	3.13	3.28	(0.30)	(0.10)	(0.40)	$ 13.43	31.28%
12/31/2012	$ 9.52	0.17 [(b)]	1.27	1.44	(0.28)	(0.13)	(0.41)	$ 10.55	15.16%
12/31/2011 [(c)]	$ 10.00	0.25	(0.45)	(0.20)	(0.25)	(0.03)	(0.28)	$ 9.52	(1.95%) [(d)]
Institutional Class									
12/31/2015 [(e)]	$ 10.00	0.13 [(b)]	(0.21)	(0.08)	(0.24)	(0.33)	(0.57)	$ 9.35	(0.77%) [(d)]

	Net assets, end of year (000)	Ratio of expenses to average net assets (before reimbursement and/or waiver, if applicable)	Ratio of expenses to average net assets (after reimbursement and/or waiver, if applicable)	Ratio of net investment income to average net assets (before reimbursement and/or waiver, if applicable)	Ratio of net investment income to average net assets (after reimbursement and/or waiver, if applicable)	Portfolio turnover rate[f]
Supplemental Data and Ratios						
Initial Class						
12/31/2015	$ 1,309,029	0.60%	0.60%	N/A	1.47%	10%
12/31/2014	$ 2,153,976	0.60%	0.60%	N/A	1.42%	5%
12/31/2013	$ 1,803,943	0.60%	0.60%	1.49%	1.49%	4%
12/31/2012	$ 1,268,188	0.60%	0.60%	1.70%	1.70%	6%
12/31/2011	$ 938,707	0.60%	0.60%	1.47%	1.47%	9%
Class L						
12/31/2015	$ 91,235	0.85%	0.85%	N/A	1.27%	10%
12/31/2014	$ 39,654	0.85%	0.85%	N/A	1.19%	5%
12/31/2013	$ 11,625	0.85%	0.85%	1.24%	1.24%	4%
12/31/2012	$ 3,909	0.85%	0.85%	1.58%	1.58%	6%
12/31/2011 [c]	$ 540	0.86% [g]	0.84% [g]	1.69% [g]	1.70% [g]	9%
Institutional Class						
12/31/2015 [e]	$ 873,617	0.25% [g]	0.25% [g]	N/A	1.97% [g]	10%

(a)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.

(b)   Per share amounts are based upon average shares outstanding.

(c)   Class L inception date was July 29, 2011.

(d)   Not annualized for periods less than one full year.

(e)   Institutional Class inception date was May 1, 2015.

(f)   Portfolio turnover is calculated at the Fund level.

(g)   Annualized.

Additional Information

The SAI contains more details about the investment policies, practices and limitations of the Fund. A current SAI is on file with the SEC and is incorporated into this Prospectus as a matter of law, which means that it is legally considered a part of this Prospectus even though it is not physically contained within this Prospectus.

Additional information about the Fund's investments is available in the Fund's Annual and Semi-Annual Reports to shareholders. In the Fund's Annual Report, you will find audited financial statements and a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. Semi-Annual Reports for the Fund include unaudited financial statements.

For a free copy of the SAI, Annual, or Semi-Annual Reports; to request other information; or to ask questions about the Fund, call 1-866-831-7129. Great-West Funds' web site is www.greatwestfunds.com. The SAI, Annual, and Semi-Annual Reports are available on the web site.

The SAI and the Annual and Semi-Annual Reports are available on the EDGAR Database on the SEC's Internet Web site (http://www.sec.gov). You can also obtain copies of this information, upon paying a duplicating fee, by writing the Public Reference Section of the SEC, Washington, D.C. 20549-1520, or by electronic request at the following e-mail address: publicinfo@sec.gov. You can also review and copy information about the Fund, including the SAI, at the SEC's Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for information on the operation of the SEC's Public Reference Room.

INVESTMENT COMPANY ACT OF 1940, FILE NUMBER 811-03364.

This Prospectus should be read and retained for future reference.